Exhibit 99.192

ACQUISITION AGREEMENT

By and Among

HIGH TIDE INC.

and

HIGH TIDE USA, INC.

and

Fab Nutrition, LLC

and

JOSH DELANEY

Dated as of May 2 2021

ACQUISITION AGREEMENT

This Acquisition Agreement (this “Agreement”), is entered into as of May 2, 2021 (the “Execution Date”) by and among High Tide Inc., an Alberta corporation (“High Tide”), High Tide USA, Inc.,, a Nevada Corporation, (“Acquisition Sub”; collectively, High Tide and Acquisition Sub, are referred to herein as the “High Tide Parties”), Fab Nutrition, LLC, a Wisconsin limited liability corporation ( “Fab CBD”), and Josh Delaney, as the sole shareholder and owner of Fab CBD (the “Shareholder”). Capitalized terms used herein (including in the immediately preceding sentence) and not otherwise defined herein shall have the meanings set forth in Section 8.01 hereof.

RECITALS

WHEREAS, the parties intend for High Tide through its wholly-owned subsidiary Acquisition Sub, . to acquire the number of shares/membership interests amounting to 80% of the issued and outstanding shares of Fab CBD Common Stock/membership interests which are held by the Shareholder (the “80% Shares”) on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of such acquisition of Fab CBD by High Tide, and on the terms and subject to the conditions set forth in this Agreement and in accordance with the laws of the State of Delaware (the “DGCL”), the 80% Shares shall be acquired by Acquisition Sub (the “Acquisition”) in exchange for the Acquisition Consideration as defined in Section 2.01 herein,;

WHEREAS, the Board of Directors of Fab CBD (the “Fab CBD Board”) has unanimously: (a) determined that it is in the best interests of Fab CBD and the Shareholder, and declared it advisable, to enter into this Agreement with High Tide; (b) approved the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Acquisition; and (c) resolved, subject to the terms and conditions set forth in this Agreement, to recommend adoption of this Agreement by the stockholders of Fab CBD;

WHEREAS, Fab CBD is owned 100% by the Shareholder, who has agreed to the Acquisition on the terms set forth herein;

WHEREAS, the Board of Directors of High Tide (the “High Tide Board”) has unanimously: (a) determined that it is in the best interests of High Tide and its respective stockholders, as applicable, and declared it advisable, to enter into this Agreement; and (b) approved the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Acquisition; and

WHEREAS, the parties desire to make certain representations, warranties, covenants, and agreements in connection with the Acquisition and the other transactions contemplated by this Agreement and also to prescribe certain terms and conditions to the Acquisition.

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants, and agreements contained in this Agreement, the parties, intending to be legally bound, agree as follows:

Article I
The Acquisition

Section 1.01 The Acquisition. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Closing Date: (i) Acquisition Sub shall acquire the 80% Shares for the Acquisition Consideration and under the terms and conditions herein; (ii) Fab CBD will continue its corporate existence under the state of Wisconsin but become an 80% owned Subsidiary of High Tide; and (iii) the Shareholder shall maintain ownership of Fab CBD tangible personal property as described on Schedule 1.1 of the FAB Disclosure Schedule.

Section 1.02 Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Acquisition will take place at 10 a.m., New York time, as soon as practicable (and, in any event, within three Business Days) after the satisfaction of all conditions to the Acquisition set forth in Article VI followed by the Shareholder transferring the 80% Shares to Acquisition Sub and High Tide transferring the Acquisition Consideration to the Shareholder, at which time, the Shareholder will have no further rights to the 80% Shares (the “Closing”), unless this Agreement has been terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto. The Closing shall take place at the offices of Sichenzia Ross Ference LLC (“High Tide’s Counsel”), 1185 Avenue of Americas, New York, New York 10036, or remotely by exchange of documents and signatures (or their electronic counterparts), unless another place is agreed to in writing by the parties hereto , at 10:00 a.m. (local time) on a date that is within 15 days hereof if required for the parties to complete the Closing Conditions set forth in Article II and Article VI (other than those conditions which by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) but in no event later than May 31, 2021(the “Closing Date”)

Section 1.03 Effects of the Acquisition of the 80% Shares. The Acquisition shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto from and after the Closing Date, the effects of the Acquisition shall be that Acquisition Sub shall become the owner of 80% of the capital stock of Fab CBD and shall have the power to direct the management and business policies of Fab CBD as set forth in the Amended and Restated Operating Agreement, substantially in the from attached hereto Exhibit A. All property, rights, privileges, immunities, franchises, licenses, and authority of Fab CBD shall remain with Fab CBD, and all debts, liabilities, obligations, restrictions, and duties of Fab CBD shall remain the debts, liabilities, obligations, restrictions, and duties of Fab CBD.

Section 1.04 Directors and Officers. Fab CBD managers and officers, in each case, in office immediately prior to the Closing Date, shall resign except for Josh Delaney, or an individual designated by him who shall remain as a director of Fab CBD and Raj Grover shall become Managing Member of Fab CBD and Rahim Kanji shall become the CFO and a Managing Member of Fab CBD. The total number of Managing Members shall be three (3).

Article II
Effect of the Acquisition on Capital Stock; Exchange of certificates

Section 2.01 Effect of the Acquisition of the 80% Shares. At the Closing Date, as a result of the Acquisition and without any action on the part of High Tide or Fab CBD:

(a) Conversion of 80% Shares. Shareholder shall convert 80% of his shares of Fab CBD Common Stock currently issued and outstanding immediately prior to the Closing Date (the “Fab CBD Common Stock” or “Membership interest”) into (A) $8,078,202 worth of shares of High Tide Common Stock calculated on the basis of a deemed price per High Tide Share equal to the 10-day VWAP of the High Tide shares on the TSXV ending on the day prior to Closing Date and based on the CAD/USD exchange rate posted by the Bank of Canada as at such date ( the “Stock Consideration”), and (B) $12,561,798 in cash payable on the Closing Date (the “Cash Consideration”, together with Stock Consideration to be referred to as the “Acquisition Consideration”). Once the closing occurs, the Shareholder shall have no further right to the 80% Shares which shall be owned by High Tide and shall only have a right to the Acquisition Consideration.

Section 2.02 Closing

(a) Closing. The Shareholder shall present certificates (or other form of ownership) representing the 80% Shares and any other required documentation transferring the 80% Shares to Acquisition Sub and High Tide shall transfer the Acquisition Consideration to the Shareholder. The Cash Consideration shall be payable to the Shareholder, or the person that it designates, by wire transfer and the Stock Consideration shall be issued to the Shareholder or its designee by High Tide’s transfer agent, subject to Section 2.02 (b) below. Any payments or shares issued to such designee shall be deemed to be paid to the Shareholder.

(b) Escrow Agent; Escrowed Shares. Prior to the Closing Date, High Tide and the Shareholder shall appoint Sichenzia Ross Ference LLP as the Escrow Agent (the “Escrow Agent”) to act as the agent for the purpose of holding an amount of shares of High Tide Common Stock having a value of $5,150,000 which is equal to 25% of the Acquisition Consideration (the “Escrowed Shares”) and to release the Escrowed Shares in accordance with the terms hereof and of the Escrow Agreement attached, substantially in the from attached hereto as Exhibit B. At or promptly following the Closing Date, High Tide shall deposit with the Escrow Agent certificates representing the Escrowed Shares. Stock Certificates (or book entry issuance) for the balance of the Stock Consideration having a value of $2,928,202 shall be immediately released to the Shareholder. The Escrowed Shares are being held to cover any indemnification claims as set forth in Section 8.03(c) and certain obligations of the Shareholder under employment agreement to be entered into with the Shareholder, substantially in the form attached hereto as Exhibit C (the “Employment Agreement”).

(c) Full Satisfaction. All Acquisition Consideration paid upon the surrender of the 80% Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the 80% Shares.

(d) Distributions with Respect to High Tide Shares. All shares of High Tide Common Stock to be issued pursuant to the Acquisition shall be deemed issued and outstanding as of the Closing Date and whenever a dividend or other distribution is declared by High Tide in respect of the High Tide Common Stock, the record date for which is after the Closing Date, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. Subject to the effect of applicable Laws, following such surrender, there shall be issued or paid to the holder of record of the whole shares of High Tide Common Stock issued in exchange for the 80% Shares in accordance with this Section 2.02, without interest but shall include: (i) at the time of such surrender, the dividends or other distributions with a record date after the Closing Date theretofore payable with respect to such whole shares of High Tide Common Stock and not paid; and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of High Tide Common Stock with a record date after the Closing Date but with a payment date subsequent to surrender.

Section 2.03 The Shareholder will be entitled to an equity-based earn-out bonus (the “Earn-Out Bonus”) based on the performance of the Company, which shall be operated as a separate and distinct division or subsidiary of High Tide USA initially under the name “Fab Nutrition, LLC”, and which Earn-Out Bonus shall be determined as follows: in the event that the Company achieves gross revenues of at least US $13,500,000 in the year ended December 31, 2021 (“Calendar 2021”), the Employee will receive that number of shares of the Company’s common stock having a value equal to US $612,000 calculated and issued as either, at the Shareholder’s election, (x) shares listed on and based on the volume weighted average closing price per share of such common stock for the final ten (10) trading days of 2021 as quoted on the TSVX (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications, or similar events), or (y) if the Company’s common stock is also then listed on the Nasdaq Stock Market (“NASDAQ”), in shares listed on and based on the volume weighted average closing price per share of the Company’s common stock as quoted on the NASDAQ for the final ten (10) trading days of 2021 as quoted on the NASDAQ (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications, or similar events) (in either case, such shares the “Earn-Out Shares”, and the value of such shares, the “Earn-Out Share Value”);

Article III
Representations and Warranties of Fab CBD

Except as set forth in the correspondingly numbered Section of Fab CBD Disclosure Letter that relates to such Section or in another Section of Fab CBD Disclosure Letter to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such Section, Fab CBD hereby represents and warrants to High Tide as follows:

Section 3.01 Organization; Standing and Power; Charter Documents; Subsidiaries.

(a) Organization; Standing and Power. Fab CBD is a limited liability company duly organized, validly existing, and in good standing (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States) under the Laws of its jurisdiction of organization, and has the requisite corporate power and authority to own, lease, and operate its assets and to carry on its business as now conducted. Fab CBD is duly qualified or licensed to do business as a foreign corporation, limited liability company, or other legal entity and is in good standing (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States) in each jurisdiction where the character of the assets and properties owned, leased, or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or to be in good standing, would not reasonably be expected to have, individually or in the aggregate, a Fab CBD Material Adverse Effect.

(b) Charter Documents. The copies of the Certificate of Formation and Operating Agreement of Fab CBD in the form provided to High Tide are true, correct, and complete copies of such documents as in effect as of the date of this Agreement.

(c) Subsidiaries. Fab CBD has no Subsidiaries.

Section 3.02 Capital Structure.

(a) Capital Stock. The membership interests of Fab CBD consist of a single class of equity; all of which is issued and outstanding; none of which is held by Fab CBD in its treasury; and all of which is owned by Josh Delaney. All of the outstanding shares of capital stock of Fab CBD are duly authorized, validly issued, fully paid, and non-assessable, and not subject to any pre-emptive rights.

(b) Stock Awards.

(i) Fab CBD does not have any equity incentive plans or any outstanding stock options or other stock awards.

(ii) As of the date hereof, there are no outstanding: (A) securities of Fab CBD convertible into or exchangeable for Voting Debt or shares of capital stock of Fab CBD; (B) options, warrants, or other agreements or commitments to acquire from Fab CBD, or obligations of Fab CBD to issue, any Voting Debt or shares of capital stock of (or securities convertible into or exchangeable for shares of capital stock of) Fab CBD; or (C) restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock, or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock of Fab CBD, in each case that have been issued by Fab CBD (the items in clauses (A), (B), and (C), together with the capital stock of Fab CBD, being referred to collectively as “Fab CBD Securities”). All outstanding shares of Fab CBD Common Stock have been issued or granted, as applicable, in compliance in all material respects with all applicable securities Laws.

(iii) There are no outstanding Contracts requiring Fab CBD to repurchase, redeem, or otherwise acquire any Fab CBD Securities. Fab CBD is not a party to any voting agreement with respect to any Fab CBD Securities.

(c) Voting Debt. No bonds, debentures, notes, or other indebtedness issued by Fab CBD: (i) having the right to vote on any matters on which Shareholder may vote (or which is convertible into, or exchangeable for, securities having such right); or (ii) the value of which is directly based upon or derived from the capital stock, voting securities, or other ownership interests of Fab CBD, are issued or outstanding (collectively, “Voting Debt”).

Section 3.03 Authority; Non-Contravention; Governmental Consents; Board Approval; Anti-Takeover Statutes.

(a) Authority. Fab CBD has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to, in the case of the consummation of the Acquisition, adoption of this Agreement by the affirmative vote or consent of the Shareholder who owns 100% of the outstanding shares of Fab CBD Common Stock (the “Requisite Fab CBD Approval”), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Fab CBD and the consummation by Fab CBD of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Fab CBD and no other corporate proceedings on the part of Fab CBD are necessary to authorize the execution and delivery of this Agreement or to consummate the Acquisition and the other transactions contemplated hereby. The Requisite Fab CBD Approval is the only vote or consent of the holders of any class or series of Fab CBD’s capital stock necessary to approve and adopt this Agreement, approve the Acquisition, and consummate the Acquisition and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by Fab CBD and, assuming due execution and delivery by High Tide and Acquisition Sub constitutes the legal, valid, and binding obligation of Fab CBD, enforceable against Fab CBD in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, and other similar Laws affecting creditors’ rights generally and by general principles of equity.

(b) Non-Contravention. Except as disclosed in Schedule 3.03(b) of Fab CBD Disclosure Letter, the execution, delivery, and performance of this Agreement by Fab CBD, and the consummation by Fab CBD of the transactions contemplated by this Agreement, including the Acquisition, do not and will not: (i) subject to obtaining the Requisite Fab CBD Approval, contravene or conflict with, or result in any violation or breach of, the Charter Documents of Fab CBD; (ii) assuming that all Consents contemplated by clauses (i) through (v) of Section 3.03 (c) have been obtained or made and, in the case of the consummation of the Acquisition, obtaining the Requisite Fab CBD Approval, conflict with or violate any Law applicable to Fab CBD, or any of their respective properties or assets; (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in Fab CBD’s loss of any benefit or the imposition of any additional payment or other liability under, or alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, acceleration, or cancellation, or require any Consent under, any Contract to which Fab CBD is a party or otherwise bound as of the date hereof; or (iv) result in the creation of a Lien (other than Permitted Liens) on any of the properties or assets of Fab CBD, except, in the case of each of clauses (ii), (iii), and (iv), for any conflicts, violations, breaches, defaults, loss of benefits, additional payments or other liabilities, alterations, terminations, amendments, accelerations, cancellations, or Liens that, or where the failure to obtain any Consents, in each case, would not reasonably be expected to have, individually or in the aggregate, a Fab CBD Material Adverse Effect.

(c) Governmental Consents. Except as disclosed in Schedule 3.03(c) of Fab CBD Disclosure Letter, no consent, approval, order, or authorization of, or registration, declaration, or filing with, or notice to (any of the foregoing being a “Consent”), any supranational, national, state, municipal, local, or foreign government, any instrumentality, subdivision, court, administrative agency or commission, or other governmental authority, or any quasi-governmental or private body exercising any regulatory or other governmental or quasi-governmental authority (a “Governmental Entity”) is required to be obtained or made by Fab CBD in connection with the execution, delivery, and performance by Fab CBD of this Agreement or the consummation by Fab CBD of the Acquisition and other transactions contemplated hereby, except for such other Consents which if not obtained or made would not reasonably be expected to have, individually or in the aggregate, a Fab CBD Material Adverse Effect.

(d) Manager Approval by the Fab CBD Manager, by resolution and, not subsequently rescinded or modified in any way, has: (i) determined that this Agreement and the transactions contemplated hereby, including the Acquisition, upon the terms and subject to the conditions set forth herein, are fair to, and in the best interests of, Fab CBD and Shareholder; (ii) approved and declared advisable this Agreement, including the execution, delivery, and performance thereof, and the consummation of the transactions contemplated by this Agreement, including the Acquisition, upon the terms and subject to the conditions set forth herein; and (iii) the Shareholder has voted in favor of adoption of this Agreement in accordance with Wisconsin Business Corporation Law (collectively, the “Fab CBD Board/Shareholder Approval”).

(e) Anti-Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition,” “supermajority,” “affiliate transactions,” “business combination,” or other similar anti-takeover statute or regulation enacted under any federal, state, local, or foreign laws applicable to Fab CBD is applicable to this Agreement, the Acquisition, or any of the other transactions contemplated by this Agreement. Fab CBD Board has taken all actions so that no restrictions will apply to the execution, delivery, or performance of this Agreement and the consummation of the Acquisition and the other transactions contemplated by this Agreement.

Section 3.04 Financial Statements; Off-Balance Sheet Arrangements.

(a) Financial Statements. Fab CBD has provided High Tide with Internally prepared financial statements for the year ended December 31, 2020 and will prior to closing provide High Tide with internally prepared financial statements for the four month period ended April 30, 2021. Each of the financial statements (including, in each case, any notes and schedules thereto): (i) was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited financial statements, as applicable for unaudited financial statements); (ii) fairly presented in all material respects the consolidated financial position and the results of operations, changes in stockholder’s equity, and cash flows of Fab CBD as of the respective dates of and for the periods referred to in such financial statements, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by GAAP (but only if the effect of such adjustments would not, individually or in the aggregate, be material); and (iii) are to FAB CBD’s knowledge in a form that will be auditable by High Tide’s auditors.

(b) Off-Balance Sheet Arrangements. Except as disclosed in Schedule 3.04(b) of the CBD Disclosure Letter, Fab CBD is not a party to, or has any commitment to become a party to: (i) any joint venture, off-balance sheet partnership, or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among Fab CBD or any of its Subsidiaries, on the one hand, and any other Person, including any structured finance, special purpose, or limited purpose Person, on the other hand); or (ii) any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act).

(c) Undisclosed Liabilities. Except as disclosed in Schedule 3.04(d) of Fab CBD Disclosure Letter, Fab CBD does not have any Liabilities other than Liabilities that: (i) are reflected or reserved against in Fab CBD balance sheet (including in the notes thereto); (ii) were incurred since the date of Fab CBD balance sheet in the ordinary course of business consistent with past practice; (iii) are incurred in connection with the transactions contemplated by this Agreement; or (iv) would not reasonably be expected to have, individually or in the aggregate, a Fab CBD Material Adverse Effect.

Section 3.05 Absence of Certain Changes or Events. Since the date of Fab CBD balance sheet, except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, the business of Fab CBD has been conducted in the ordinary course of business consistent with past practice and there has not been or occurred:

(a) any Fab CBD Material Adverse Effect or any event, condition, change, or effect that could reasonably be expected to have, individually or in the aggregate, a Fab CBD Material Adverse Effect; or

(b) any event, condition, action, or effect that, if taken during the period from the date of this Agreement through the Closing Date, would constitute a breach of Section 5.01.

Section 3.06 Taxes.

(a) Tax Returns and Payment of Taxes. Fab CBD has duly and timely filed or caused to be filed (taking into account any valid extensions) all material Tax Returns required to be filed by them. Such Tax Returns are true, complete, and correct in all material respects. Fab CBD is not currently the beneficiary of any extension of time within which to file any Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business consistent with past practice. All material Taxes due and owing by Fab CBD (whether or not shown on any Tax Return) have been timely paid or, where payment is not yet due, Fab CBD has made an adequate provision for such Taxes in Fab CBD’s financial statements (in accordance with GAAP). Fab CBD’s most recent financial statements reflect an adequate reserve (in accordance with GAAP) for all material Taxes payable by Fab CBD through the date of such financial statements. Fab CBD has not incurred any material Liability for Taxes since the date of Fab CBD’s most recent financial statements outside of the ordinary course of business or otherwise inconsistent with past practice.

(b) Availability of Tax Returns. Fab CBD has made available to High Tide complete and accurate copies of all federal, state, local, and foreign income, franchise, and other material Tax Returns filed by or on behalf of Fab CBD for any Tax period ending after December 31, 2018

(c) Withholding. Fab CBD has withheld and timely paid each material Tax required to have been withheld and paid in connection with amounts paid or owing to any Fab CBD Employee, creditor, customer, stockholder, or other party (including, without limitation, withholding of Taxes pursuant to Sections 1441 and 1442 of the Code or similar provisions under any state, local, and foreign Laws), and materially complied with all information reporting and backup withholding provisions of applicable Law.

(d) Liens. There are no Liens for material Taxes upon the assets of Fab CBD other than for current Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP has been made in Fab CBD’s most recent financial statements.

(e) Tax Deficiencies and Audits. No deficiency for any material amount of Taxes which has been proposed, asserted, or assessed in writing by any taxing authority against Fab CBD remains unpaid. There are no waivers or extensions of any statute of limitations currently in effect with respect to Taxes of Fab CBD. There are no audits, suits, proceedings, investigations, claims, examinations, or other administrative or judicial proceedings ongoing or pending with respect to any material Taxes of Fab CBD.

(f) Tax Jurisdictions. No claim has ever been made in writing by any taxing authority in a jurisdiction where Fab CBD does not file Tax Returns that Fab CBD is or may be subject to Tax in that jurisdiction.

(g) Tax Rulings. Neither Fab CBD has requested or is the subject of or bound by any private letter ruling, technical advice memorandum, or similar ruling or memorandum with any taxing authority with respect to any material Taxes, nor is any such request outstanding.

(h) Consolidated Groups, Transferee Liability, and Tax Agreements. Fab CBD has not: (i) been a member of a group filing Tax Returns on a consolidated, combined, unitary, or similar basis; (ii) incurred any material liability for Taxes of any Person (other than Fab CBD) under Treasury Regulation Section 1.1502-6 (or any comparable provision of local, state, or foreign Law), as a transferee or successor, by Contract, or otherwise; or (iii) is a party to, bound by or has any material liability under any Tax sharing, allocation, or indemnification agreement or arrangement (other than customary Tax indemnifications contained in credit or other commercial agreements the primary purpose of which agreements does not relate to Taxes).

(i) Change in Accounting Method. Fab CBD has not agreed to make, nor is it required to make, any material adjustment under Section 481(a) of the Code or any comparable provision of state, local, or foreign Tax Laws by reason of a change in accounting method or otherwise.

(j) Post-Closing Tax Items. Fab CBD will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (ii) installment sale or open transaction disposition made on or prior to the Closing Date; (iii) prepaid amount received on or prior to the Closing Date; (iv) any income under Section 965(a) of the Code, including as a result of any election under Section 965(h) of the Code with respect thereto; or (v) election under Section 108(i) of the Code. For the year ended December 31, 2021, Fab CBD shall file two different returns, one of which will be for the period ended April 30, 2021 (the “Pre-closing Return”) and one of which shall be for the period ended December 31, 2021 (the “Post-closing Return”). The Shareholder shall be responsible for preparing and filing the Pre-closing Return, subject to the approval by the High Tide Parties, not to be unreasonably delayed or withheld. The Post-closing Return shall be prepared and filed by the High Tide Parties, subject to the approval of the Shareholder, not to be unreasonably withheld or delayed.

(k) Section 355. Fab CBD has not been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code.

(l) Reportable Transactions. Fab CBD has not been a party to, or a material advisor with respect to, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b).

Section 3.07 Intellectual Property.

(a) Scheduled Fab CBD-Owned IP. Section 3.07(a) of Fab CBD Disclosure Letter contains a true and complete list, as of the date hereof, of all: (i) Fab CBD-Owned IP that is the subject of any issuance, registration, certificate, application, or other filing by, to or with any Governmental Entity or authorized private registrar, including patents, patent applications, trademark registrations and pending applications for registration, copyright registrations and pending applications for registration, and internet domain name registrations; and (ii) material unregistered Fab CBD-Owned IP.

(b) Right to Use; Title. Fab CBD is the sole and exclusive legal and beneficial owner of all right, title, and interest in and to Fab CBD-Owned IP, and, to Fab CBD’s Knowledge, has the valid and enforceable right to use all other Intellectual Property used in or necessary for the conduct of the business of Fab CBD as currently conducted and as proposed to be conducted (“Fab CBD IP”), in each case, free and clear of all Liens other than Permitted Liens, except as would not reasonably be expected to have, individually or in the aggregate, a Fab CBD Material Adverse Effect.

(c) Validity and Enforceability. Fab CBD’s rights, to Fab CBD’s Knowledge, in Fab CBD-Owned IP are valid, subsisting, and enforceable, except as would not reasonably be expected to have, individually or in the aggregate, a Fab CBD Material Adverse Effect. Fab CBD has taken reasonable steps to maintain Fab CBD IP and to protect and preserve the confidentiality of all trade secrets included in Fab CBD IP, except where the failure to take such actions would not reasonably be expected to have, individually or in the aggregate, a Fab CBD Material Adverse Effect.

(d) Non-Infringement. Except as would not be reasonably be expected to have, individually or in the aggregate, a Fab CBD Material Adverse Effect: (i) to Fab CBD’s Knowledge, the conduct of the businesses of Fab CBD has not infringed, misappropriated, or otherwise violated, and is not infringing, misappropriating, or otherwise violating, any Intellectual Property of any other Person; and (ii) to the Knowledge of Fab CBD, no third party is infringing upon, violating, or misappropriating any Fab CBD IP.

(e) IP Legal Actions and Orders. There are no Legal Actions pending or, to the Knowledge of Fab CBD, threatened: (i) alleging any infringement, misappropriation, or violation by Fab CBD of the Intellectual Property of any Person; or (ii) challenging the validity, enforceability, or ownership of any Fab CBD-Owned IP or Fab CBD’s rights with respect to any Fab CBD IP, in each case except for such Legal Actions that would not reasonably be expected to have, individually or in the aggregate, a Fab CBD Material Adverse Effect. Fab CBD is not subject to any outstanding Order that restricts or impairs the use of any Fab CBD-Owned IP, except where compliance with such Order would not reasonably be expected to have, individually or in the aggregate, a Fab CBD Material Adverse Effect.

(f) Privacy and Data Security. Fab CBD has complied in all material respects with all applicable Laws and all internal or publicly posted policies, notices, and statements concerning the collection, use, processing, storage, transfer, and security of personal information in the conduct of Fab CBD’s businesses, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Fab CBD Material Adverse Effect. In the past twelve (12) months, Fab CBD has not: (i) to FAB CBD’s knowledge experienced any actual, alleged, or suspected data breach or other security incident involving personal information in their possession or control; or (ii) been subject to or received any notice of any audit, investigation, complaint, or other Legal Action by any Governmental Entity or other Person concerning Fab CBD’s collection, use, processing, storage, transfer, or protection of personal information or actual, alleged, or suspected violation of any applicable Law concerning privacy, data security, or data breach notification, and to Fab CBD’s Knowledge, there are no facts or circumstances that could reasonably be expected to give rise to any such Legal Action, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Fab CBD Material Adverse Effect.

Section 3.08 Compliance; Permits.

(a) Compliance. Fab CBD is and, since January 1, 2019, has been in material compliance with all Laws or Orders applicable to Fab CBD or by which Fab CBD or any of it businesses or properties is bound. Since January 1, 2019, no Governmental Entity, including the U.S. food drug administration (“FDA”) has issued any notice or notification stating that Fab CBD is not in compliance with any Law in any material respect.

(b) Permits. Fab CBD holds and, to the extent necessary to operate their respective businesses as such businesses are being operated as of the date hereof, all permits, licenses, registrations, variances, clearances, consents, commissions, franchises, exemptions, Orders, authorizations, and approvals from Governmental Entities (collectively, “Permits”), except for any Permits for which the failure to obtain or hold would not reasonably be expected to have, individually or in the aggregate, a Fab CBD Material Adverse Effect (the “Excluded Permits”). Schedule 3.08(b) of Fab CBD Disclosure Letter contains a complete and accurate list of the Permits (except any Excluded Permits). No suspension, cancellation, non-renewal, or adverse modifications of any Permits of Fab CBD is pending or, to the Knowledge of Fab CBD, threatened, except for any such suspension or cancellation which would not reasonably be expected to have, individually or in the aggregate, a Fab CBD Material Adverse Effect. Fab CBD is and, since January 1, 2019, has been in compliance with the terms of all Permits, except where the failure to be in such compliance would not reasonably be expected to have, individually or in the aggregate, a Fab CBD Material Adverse Effect.

Section 3.09 Litigation. Except as disclosed in Schedule 3.09 of the Fab CBD Disclosure Letter, there is no Legal Action pending, or to the Knowledge of Fab CBD, threatened against Fab CBD or any of its properties or assets or, to the Knowledge of Fab CBD, any officer or director of Fab CBD in its capacities as such other than any such Legal Action that: (a) does not involve an amount in controversy in excess of $100,000; and (b) does not seek material injunctive or other material non-monetary relief. Notwithstanding the $100,000 threshold, all litigations which Fab CBD is a party to and which would reasonably be expected to have a Fab CBD Material Adverse Effect, are disclosed in Schedule 3.09. None of Fab CBD or any of their respective properties or assets is subject to any order, writ, assessment, decision, injunction, decree, ruling, or judgment of a Governmental Entity or arbitrator, whether temporary, preliminary, or permanent (“Order”), which would reasonably be expected to have, individually or in the aggregate, a Fab CBD Material Adverse Effect. To the Knowledge of Fab CBD, there are no SEC inquiries or investigations, other governmental inquiries or investigations, or internal investigations pending or, to the Knowledge of Fab CBD, threatened, in each case regarding any accounting practices of Fab CBD or any malfeasance by any officer or director of Fab CBD.

Section 3.10 Brokers’ and Finders’ Fees. Other than as set forth in Section 3.10 of the FAB Disclosure Letter , Fab CBD has not incurred, nor will it incur, directly or indirectly, any other liability for investment banker, brokerage, or finders’ fees or agents’ commissions, or any similar charges in connection with this Agreement or any transaction contemplated by this Agreement. This shall be a liability of the Stockholder out of the Acquisition Consideration and shall not be the responsibility of Fab CBD or High Tide.

Section 3.11 Employee Benefit Issues.

(a) Schedule. Section 3.12(a) of Fab CBD Disclosure Letter contains a true and complete list, as of the date hereof, of each plan, program, policy, agreement, collective bargaining agreement, or other arrangement providing for compensation, severance, deferred compensation, performance awards, stock or stock-based awards, health, dental, retirement, life insurance, death, accidental death & dismemberment, disability, fringe, or wellness benefits, or other employee benefits or remuneration of any kind, including each employment, termination, severance, retention, change in control, or consulting or independent contractor plan, program, arrangement, or agreement, in each case whether written or unwritten or otherwise, funded or unfunded, insured or self-insured, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, which is or has been sponsored, maintained, contributed to, or required to be contributed to, by Fab CBD for the benefit of any current or former employee, independent contractor, consultant, or director of Fab CBD (each, a “Fab CBD Employee”), or with respect to which Fab CBD or any Fab CBD ERISA Affiliate has or may have any Liability (collectively, the “Fab CBD Employee Plans”).

(b) Documents. Fab CBD has made available to High Tide correct and complete copies (or, if a plan or arrangement is not written, a written description) of all Fab CBD Employee Plans and amendments thereto, and, to the extent applicable: (i) all related trust agreements, funding arrangements, insurance contracts, and service provider agreements now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise; (ii) the most recent determination letter received regarding the tax-qualified status of each Fab CBD Employee Plan; (iii) the most recent financial statements for each Fab CBD Employee Plan; (iv) the Form 5500 Annual Returns/Reports and Schedules for the most recent plan year for each Fab CBD Employee Plan; (v) the current summary plan description and any related summary of material modifications and, if applicable, summary of benefits and coverage, for each Fab CBD Employee Plan; and (vi) all actuarial valuation reports related to any Fab CBD Employee Plans.

(c) Employee Plan Compliance. (i) Each Fab CBD Employee Plan has been established, administered, and maintained in all material respects in accordance with its terms and in material compliance with applicable Laws, including but not limited to ERISA and the Code; (ii) all Fab CBD Employee Plans that are intended to be qualified under Section 401(a) of the Code are so qualified and have received timely determination letters from the IRS and no such determination letter has been revoked nor, to the Knowledge of Fab CBD, has any such revocation been threatened, or with respect to a prototype plan, can rely on an opinion letter from the IRS to the prototype plan sponsor, to the effect that such qualified retirement plan and the related trust are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and to the Knowledge of Fab CBD no circumstance exists that is likely to result in the loss of such qualified status under Section 401(a) of the Code; (iii) Fab CBD, where applicable, have timely made all contributions, benefits, premiums, and other payments required by and due under the terms of each Fab CBD Employee Plan and applicable Law and accounting principles, and all benefits accrued under any unfunded Fab CBD Employee Plan have been paid, accrued, or otherwise adequately reserved to the extent required by, and in accordance with GAAP; (iv) except to the extent limited by applicable Law, each Fab CBD Employee Plan can be amended, terminated, or otherwise discontinued after the Closing Date in accordance with its terms, without material liability to High Tide or Fab CBD (other than ordinary administration expenses and in respect of accrued benefits thereunder); (v) there are no investigations, audits, inquiries, enforcement actions, or Legal Actions pending or, to the Knowledge of Fab CBD, threatened by the IRS, U.S. Department of Labor, Health and Human Services, Equal Employment Opportunity Commission, or any similar Governmental Entity with respect to any Fab CBD Employee Plan; (vi) there are no material Legal Actions pending, or, to the Knowledge of Fab CBD, threatened with respect to any Fab CBD Employee Plan (in each case, other than routine claims for benefits); (vii) to the Knowledge of Fab CBD, neither Fab CBD nor any of its Fab CBD ERISA Affiliates has engaged in a transaction that could subject Fab CBD or any Fab CBD ERISA Affiliate to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA; and (viii) all non-US Fab CBD Employee Plans that are intended to be funded or book-reserved are funded or book-reserved, as appropriate, based on reasonable actuarial assumptions.

(d) Plan Liabilities. Neither Fab CBD nor any Fab CBD ERISA Affiliate has: (i) incurred or reasonably expects to incur, either directly or indirectly, any liability under Title I or Title IV of ERISA, or related provisions of the Code or foreign Law relating to any Fab CBD Employee Plan and nothing has occurred that could reasonably be expected to constitute grounds under Title IV of ERISA to terminate, or appoint a trustee to administer, any Fab CBD Employee Plan; (ii) except for payments of premiums to the Pension Benefit Guaranty Corporation (“PBGC”) which have been timely paid in full, not incurred any liability to the PBGC in connection with any Fab CBD Employee Plan covering any active, retired, or former employees or directors of Fab CBD or any Fab CBD ERISA Affiliate, including, without limitation, any liability under Sections 4069 or 4212(c) of ERISA or any penalty imposed under Section 4071 of ERISA, or ceased operations at any facility, or withdrawn from any such Fab CBD Employee Plan in a manner that could subject it to liability under Sections 4062, 4063 or 4064 of ERISA; (iii) failed to satisfy the health plan compliance requirements under the Affordable Care Act, including the employer mandate under Section 4980H of the Code and related information reporting requirements; (iv) failed to comply with Sections 601 through 608 of ERISA and Section 4980B of the Code, regarding the health plan continuation coverage requirements under COBRA; (v) failed to comply with the privacy, security, and breach notification requirements under HIPAA; or (vi) incurred any withdrawal liability (including any contingent or secondary withdrawal liability) within the meaning of Sections 4201 or 4204 of ERISA to any multiemployer plan and nothing has occurred that presents a material risk of the occurrence of any withdrawal from or the partition, termination, reorganization, or insolvency of any such multiemployer plan which could result in any liability of Fab CBD or any Fab CBD ERISA Affiliate to any such multiemployer plan. No complete or partial termination of any Fab CBD Employee Plan has occurred or is expected to occur.

(e) Certain Fab CBD Employee Plans. With respect to each Fab CBD Employee Plan:

(i) no such plan is a “multiemployer plan” within the meaning of Section 3(37) of ERISA or a “multiple employer plan” within the meaning of Section 413(c) of the Code and neither Fab CBD nor any of its Fab CBD ERISA Affiliates has now or at any time within the previous six years contributed to, sponsored, maintained, or had any liability or obligation in respect of any such multiemployer plan or multiple employer plan;

(ii) no Legal Action has been initiated by the PBGC to terminate any such Fab CBD Employee Plan or to appoint a trustee for any such Fab CBD Employee Plan;

(iii) no Fab CBD Employee Plan is subject to the minimum funding standards of Section 302 of ERISA or Sections 412, 418(b), or 430 of the Code, and none of the assets of Fab CBD or any Fab CBD ERISA Affiliate is, or may reasonably be expected to become, the subject of any lien arising under Section 303 of ERISA or Sections 430 or 436 of the Code; and

(iv) no “reportable event,” as defined in Section 4043 of ERISA, has occurred, or is reasonably expected to occur, with respect to any such Fab CBD Employee Plan.

(f) No Post-Employment Obligations. No Fab CBD Employee Plan provides post-termination or retiree health benefits to any person for any reason, except as may be required by COBRA or other applicable Law, and neither Fab CBD nor any Fab CBD ERISA Affiliate has any Liability to provide post-termination or retiree health benefits to any person or ever represented, promised, or contracted to any Fab CBD Employee (either individually or to Fab CBD Employees as a group) or any other person that such Fab CBD Employee(s) or other person would be provided with post-termination or retiree health benefits, except to the extent required by COBRA or other applicable Law.

(g) Potential Governmental or Lawsuit Liability. Other than routine claims for benefits: (i) there are no pending or, to the Knowledge of Fab CBD, threatened claims by or on behalf of any participant in any Fab CBD Employee Plan, or otherwise involving any Fab CBD Employee Plan or the assets of any Fab CBD Employee Plan; and (ii) no Fab CBD Employee Plan is presently or has within the three years prior to the date hereof, been the subject of an examination or audit by a Governmental Entity or is the subject of an application or filing under, or is a participant in, an amnesty, voluntary compliance, self-correction, or similar program sponsored by any Governmental Entity.

(h) Section 409A Compliance. Each Fab CBD Employee Plan that is subject to Section 409A of the Code has been operated in compliance with such section and all applicable regulatory guidance (including, without limitation, proposed regulations, notices, rulings, and final regulations).

(i) Health Plan Compliance. Fab CBD complies in all material respects with the applicable requirements under ERISA and the Code, including COBRA, HIPAA, and the Affordable Care Act, and other federal requirements for employer-sponsored health plans, and any corresponding requirements under state statutes, with respect to each Fab CBD Employee Plan that is a group health plan within the meaning of Section 733(a) of ERISA, Section 5000(b)(1) of the Code, or such state statute.

(j) Effect of Transaction. Neither the execution or delivery of this Agreement, the consummation of the Acquisition, nor any of the other transactions contemplated by this Agreement will (either alone or in combination with any other event): (i) entitle any current or former director, employee, contractor, or consultant of Fab CBD to severance pay or any other payment; (ii) accelerate the timing of payment, funding, or vesting, or increase the amount of compensation due to any such individual; (iii) limit or restrict the right of Fab CBD to merge, amend, or terminate any Fab CBD Employee Plan; or (iv) increase the amount payable or result in any other material obligation pursuant to any Fab CBD Employee Plan. No amount that could be received (whether in cash or property or the vesting of any property) as a result of the consummation of the transactions contemplated by this Agreement by any employee, director, or other service provider of Fab CBD under any Fab CBD Employee Plan or otherwise would not be deductible by reason of Section 280G of the Code nor would be subject to an excise tax under Section 4999 of the Code.

(k) Employment Law Matters. Fab CBD: (i) is in compliance with all applicable Laws and agreements regarding hiring, employment, termination of employment, plant closing and mass layoff, employment discrimination, harassment, retaliation, and reasonable accommodation, leaves of absence, terms and conditions of employment, wages and hours of work, employee classification, employee health and safety, use of genetic information, leasing and supply of temporary and contingent staff, engagement of independent contractors, including proper classification of same, payroll taxes, and immigration with respect to Fab CBD Employees and contingent workers; and (ii) is in compliance with all applicable Laws relating to the relations between it and any labor organization, trade union, work council, or other body representing Fab CBD Employees, except, in the case of clauses (i) and (ii) immediately above, where the failure to be in compliance with the foregoing would not reasonably be expected to have, individually or in the aggregate, a Fab CBD Material Adverse Effect.

(l) Labor. Fab CBD is not party to, or subject to, any collective bargaining agreement or other agreement with any labor organization, work council, or trade union with respect to any of its or their operations. No material work stoppage, slowdown, or labor strike against Fab CBD with respect to employees who are employed within the United States is pending, threatened, or has occurred in the last two years, and, to the Knowledge of Fab CBD, no material work stoppage, slowdown, or labor strike against Fab CBD with respect to employees who are employed outside the United States is pending, threatened, or has occurred in the last two years. None of Fab CBD Employees is represented by a labor organization, work council, or trade union and, to the Knowledge of Fab CBD, there is no organizing activity, Legal Action, election petition, union card signing or other union activity, or union corporate campaigns of or by any labor organization, trade union, or work council directed at Fab CBD, or any Fab CBD Employees. There are no Legal Actions, government investigations, or labor grievances pending, or, to the Knowledge of Fab CBD, threatened relating to any employment related matter involving any Fab CBD Employee or applicant, including, but not limited to, charges of unlawful discrimination, retaliation or harassment, failure to provide reasonable accommodation, denial of a leave of absence, failure to provide compensation or benefits, unfair labor practices, or other alleged violations of Law, except for any of the foregoing which would not reasonably be expected to have, individually or in the aggregate, a Fab CBD Material Adverse Effect.

Section 3.12 Real Property and Personal Property Matters.

(a) Owned Real Estate. Fab CBD does not own any Real Estate.

(b) Leased Real Estate. Section 3.12(b) of Fab CBD Disclosure Letter contains a true and complete list of all Leases (including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto) as of the date hereof for each such Leased Real Estate (including the date and name of the parties to such Lease document). Fab CBD has delivered to High Tide a true and complete copy of each such Lease. Except as would not reasonably be expected to have, individually or in the aggregate, a Fab CBD Material Adverse Effect or as set forth on Section 3.12(b) of Fab CBD Disclosure Letter, with respect to each of the Leases: (i) to the Knowledge of Fab CBD, such Lease is legal, valid, binding, enforceable, and in full force and effect; (ii) Fab CBD, and to the Knowledge of Fab CBD, any other party to the Lease, is not in breach or default under such Lease, and no event has occurred or circumstance exists which, with or without notice, lapse of time, or both, would constitute a breach or default under such Lease; (iii) Fab CBD’s possession and quiet enjoyment of the Leased Real Estate under such Lease has not been disturbed, and to the Knowledge of Fab CBD, there are no disputes with respect to such Lease; and (iv) there are no Liens on the estate created by such Lease other than Permitted Liens. Fab CBD has not assigned, pledged, mortgaged, hypothecated, or otherwise transferred any Lease or any interest therein nor has Fab CBD, licensed, or otherwise granted any Person a right to use or occupy such Leased Real Estate or any portion thereof.

(c) Real Estate Used in the Business. The Leased Real Estate identified in Schedule 3.12(b) of Fab CBD Disclosure Letter comprise all of the real property used or intended to be used in, or otherwise related to, the business of Fab CBD.

(d) Personal Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Fab CBD Material Adverse Effect, Fab CBD is in possession of and have good and marketable title to, or valid leasehold interests in or valid rights under contract to use, the machinery, equipment, furniture, fixtures, and other tangible personal property and assets owned, leased, or used by Fab CBD, free and clear of all Liens other than Permitted Liens.

Section 3.13 Environmental Matters. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Fab CBD Material Adverse Effect:

(a) Compliance with Environmental Laws. Fab CBD is, and has been, in compliance with all Environmental Laws, which compliance includes the possession, maintenance of, compliance with, or application for, all Permits required under applicable Environmental Laws for the operation of the business of Fab CBD as currently conducted.

(b) No Disposal, Release, or Discharge of Hazardous Substances. Fab CBD has not disposed of, released, or discharged any Hazardous Substances on, at, under, in, or from any real property currently or, to the Knowledge of Fab CBD, formerly owned, leased, or operated by it or at any other location that is: (i) currently subject to any investigation, remediation, or monitoring; or (ii) reasonably likely to result in liability to Fab CBD, in either case of (i) or (ii) under any applicable Environmental Laws.

(c) No Production or Exposure of Hazardous Substances. Fab CBD has not: (i) produced, processed, manufactured, generated, transported, treated, handled, used, or stored any Hazardous Substances, except in compliance with Environmental Laws, at any Real Estate; or (ii) exposed any employee or any third party to any Hazardous Substances under circumstances reasonably expected to give rise to any material Liability or obligation under any Environmental Law.

(d) No Legal Actions or Orders. Except as disclosed in Schedule 3.13(d) of Fab CBD Disclosure Letter, Fab CBD has not received written notice of and there is no Legal Action pending, or to the Knowledge of Fab CBD, threatened against Fab CBD, alleging any Liability or responsibility under or non-compliance with any Environmental Law or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment, or any other remediation or compliance under any Environmental Law. Fab CBD is not subject to any Order, settlement agreement, or other written agreement by or with any Governmental Entity or third party imposing any material Liability or obligation with respect to any of the foregoing.

(e) No Assumption of Environmental Law Liabilities. Except as disclosed in Schedule 3.13(e) of Fab CBD Disclosure Letter, Fab CBD has not expressly assumed or retained any Liabilities under any applicable Environmental Laws of any other Person, including in any acquisition or divestiture of any property or business.

Section 3.14 Material Contracts.

(a) Material Contracts. For purposes of this Agreement, “Fab CBD Material Contract” shall mean the following to which Fab CBD is a party or any of the respective assets are bound (excluding any Leases):

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act);

(ii) any employment or consulting Contract (in each case with respect to which Fab CBD has continuing obligations as of the date hereof) with any current or former (A) officer of Fab CBD, (B) member of Fab CBD Board, or (C) Fab CBD Employee providing for an annual base salary or payment in excess of $60,000;

(iii) any Contract providing for indemnification or any guaranty by Fab CBD, in each case that is material to Fab CBD, taken as a whole, other than (A) any guaranty by Fab CBD thereof of any of the obligations of (1) Fab CBD, or (B) any Contract providing for indemnification of customers or other Persons pursuant to Contracts entered into in the ordinary course of business;

(iv) any Contract that purports to limit in any material respect the right of Fab CBD (or, at any time after the consummation of the Acquisition, High Tide or any of its Subsidiaries) (A) to engage in any line of business, (B) compete with any Person or solicit any client or customer, or (C) operate in any geographical location;

(v) any Contract relating to the disposition or acquisition, directly or indirectly (by Acquisition, sale of stock, sale of assets, or otherwise), by Fab CBD after the date of this Agreement of assets or capital stock or other equity interests of any Person, in each case with a fair market value in excess of $100,000;

(vi) any Contract that grants any right of first refusal, right of first offer, or similar right with respect to any material assets, rights, or properties of Fab CBD;

(vii) any Contract that contains any provision that requires the purchase of all or a material portion of Fab CBD’s requirements for a given product or service from a given third party, which product or service is material to Fab CBD, taken as a whole;

(viii) any Contract that obligates Fab CBD to conduct business on an exclusive or preferential basis or that contains a “most favored nation” or similar covenant with any third party or upon consummation of the Acquisition will obligate High Tide to conduct business on an exclusive or preferential basis or that contains a “most favored nation” or similar covenant with any third party;

(ix) any partnership, joint venture, limited liability Fab CBD agreement, or similar Contract relating to the formation, creation, operation, management, or control of any material joint venture, partnership, or limited liability Fab CBD;

(x) any mortgages, indentures, guarantees, loans, or credit agreements, security agreements, or other Contracts, in each case relating to indebtedness for borrowed money, whether as borrower or lender, in each case in excess of $100,000, other than accounts receivables and payables;

(xi) any employee collective bargaining agreement or other Contract with any labor union;

(xii) any Fab CBD IP Agreement;

(xiii) any other Contract under which Fab CBD is obligated to make payment or incur costs in excess of $100,000 in any year and which is not otherwise described in clauses (i)–(xii) above; or

(xiv) any Contract which is not otherwise described in clauses (i)-(xiii) above that is material to Fab CBD, taken as a whole.

(b) Schedule of Material Contracts; Documents. Schedule 3.14(b) of Fab CBD Disclosure Letter sets forth a true and complete list as of the date hereof of all Fab CBD Material Contracts. Fab CBD has made available to High Tide correct and complete copies of all Fab CBD Material Contracts, including any amendments thereto.

(c) No Breach. (i) To Fab CBD’s Knowledge, all Fab CBD Material Contracts are legal, valid, and binding on Fab CBD, enforceable against it in accordance with its terms, and is in full force and effect; (ii) neither Fab CBD, nor to the Knowledge of Fab CBD, any third party has violated any material provision of, or failed to perform any material obligation required under the provisions of, any Fab CBD Material Contract; and (iii) neither Fab CBD nor, to the Knowledge of Fab CBD, any third party is in material breach, or has received written notice of breach, of any Fab CBD Material Contract.

Section 3.15 Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Fab CBD Material Adverse Effect, all insurance policies of Fab CBD are in full force and effect and provide insurance in such amounts and against such risks as Fab CBD reasonably has determined to be prudent, taking into account the industries in which Fab CBD, and as is sufficient to comply with applicable Law. Except as would not, individually or in the aggregate, reasonably be expected to have a Fab CBD Material Adverse Effect, Fab CBD is not in breach or default, and Fab CBD has not has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies. Except as would not, individually or in the aggregate, reasonably be expected to have a Fab CBD Material Adverse Effect and to the Knowledge of Fab CBD: (i) no insurer of any such policy has been declared insolvent or placed in receivership, conservatorship, or liquidation; and (ii) no notice of cancellation or termination, other than pursuant to the expiration of a term in accordance with the terms thereof, has been received with respect to any such policy.

Section 3.16 Anti-Corruption Matters. Since December 31, 2018 none of Fab CBD director, officer or, to the Knowledge of Fab CBD, employee or agent of Fab CBD has: (i) used any funds for unlawful contributions, gifts, entertainment, or other unlawful payments relating to an act by any Governmental Entity; (ii) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any other unlawful payment under any applicable Law relating to anti-corruption, bribery, or similar matters. Since January 1, 2019, neither Fab CBD has disclosed to any Governmental Entity that it violated or may have violated any Law relating to anti-corruption, bribery, or similar matters. To the Knowledge of Fab CBD, no Governmental Entity is investigating, examining, or reviewing Fab CBD’s compliance with any applicable provisions of any Law relating to anti-corruption, bribery, or similar matters.

Article IV
Representations and Warranties of High Tide and Acquisition Sub

Except: (a) as disclosed in the High Tide Public Documents at least (5) five Business Days prior to the date hereof and as identified in the particular representation that is reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk,” and any other disclosures contained or referenced therein of information, factors, or risks that are predictive, cautionary, or forward-looking in nature); or (b) as set forth in the correspondingly numbered Section of the High Tide Disclosure Letter that relates to such Section or in another Section of the High Tide Disclosure Letter to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such Section; High Tide and Acquisition Sub hereby jointly and severally represent and warrant to Fab CBD as follows:

Section 4.01 Organization; Standing and Power; Charter Documents; Subsidiaries.

(a) Organization; Standing and Power. Each of High Tide and its Subsidiaries is a corporation, limited liability company, or other legal entity duly organized, validly existing, and in good standing (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States) under the Laws of its jurisdiction of organization, and has the requisite corporate, limited liability company, or other organizational, as applicable, power and authority to own, lease, and operate its assets and to carry on its business as now conducted. Each of High Tide and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company, or other legal entity and is in good standing (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States) in each jurisdiction where the character of the assets and properties owned, leased, or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or to be in good standing, would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect.

(b) Charter Documents. The copies of the Articles of Incorporation and By-Laws of High Tide Parties as most recently filed with the appropriate authorities are true, correct, and complete copies of such documents as in effect as of the date of this Agreement. Neither High Tide nor the Acquisition Sub is in violation of any of the provisions of its Charter Documents.

(c) Subsidiaries. All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of High Tide have been validly issued and are owned by High Tide, directly or indirectly, free of pre-emptive rights, are fully paid and non-assessable, and are free and clear of all Liens, including any restriction on the right to vote, sell, or otherwise dispose of such capital stock or other equity or voting interests, except for any Liens: (i) imposed by applicable securities Laws; or (ii) arising pursuant to the Charter Documents of any non-wholly-owned Subsidiary of High Tide. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, High Tide does not own, directly or indirectly, any capital stock of, or other equity or voting interests in, any Person.

Section 4.02 Capital Structure.

(a) Capital Stock. The authorized capital stock of High Tide consists of: (i) an unlimited number of shares of High Tide Common Stock. As of the date of this Agreement: [] shares of High Tide Common Stock were issued and outstanding. All of the outstanding shares of capital stock of High Tide are, and all shares of capital stock of High Tide which may be issued as contemplated or permitted by this Agreement, including the shares of High Tide Common Stock constituting the Stock Consideration, will be, when issued, duly authorized, validly issued, fully paid, and non-assessable, and not subject to any pre-emptive rights. No Subsidiary of High Tide owns any shares of High Tide Common Stock.

(b) Stock Awards. Except for outstanding High Tide Options under the High Tide Stock Option Plan, outstanding RSUs under the High Tide RSU Plan, High Tide Debentures, High Tide warrants and High Tide’s contingent commitment to grant shares in the capital stock of the High Tide as disclosed in the High Tide Disclosure Letter, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any kind that obligate the High Tide to issue or sell any shares of capital stock or other securities of the High Tide or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any securities of the High Tide or any of its Subsidiaries. The description of the High Tide’s capitalization on a fully diluted basis is as set forth in Schedule 4.02 of the High Tide Disclosure Letter.

(c) Voting Debt. No bonds, debentures, notes, or other indebtedness issued by High Tide or any of its Subsidiaries: (i) having the right to vote on any matters on which stockholders or equity holders of High Tide or any of its Subsidiaries may vote (or which is convertible into, or exchangeable for, securities having such right); or (ii) the value of which is directly based upon or derived from the capital stock, voting securities, or other ownership interests of High Tide or any of its Subsidiaries, are issued or outstanding (collectively, “High Tide Voting Debt”).

(d) High Tide Subsidiary Securities. As of the date hereof, there are no outstanding: (i) securities of High Tide or any of its Subsidiaries convertible into or exchangeable for High Tide Voting Debt, capital stock, voting securities, or other ownership interests in any Subsidiary of High Tide; (ii) options, warrants, or other agreements or commitments to acquire from High Tide or any of its Subsidiaries, or obligations of High Tide or any of its Subsidiaries to issue, any High Tide Voting Debt, capital stock, voting securities, or other ownership interests in (or securities convertible into or exchangeable for capital stock, voting securities, or other ownership interests in) any Subsidiary of High Tide; or (iii) restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock, or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of, or other ownership interests in, any Subsidiary of High Tide, in each case that have been issued by a Subsidiary of High Tide (the items in clauses (i), (ii), and (iii), together with the capital stock, voting securities, or other ownership interests of such Subsidiaries, being referred to collectively as “High Tide Subsidiary Securities”).

Section 4.03 Authority; Non-Contravention; Governmental Consents; Board Approval.

(a) Authority. Each of the High Tide Parties has all requisite corporate power, and authority to enter into and to perform its obligations under this Agreement and, subject to, in the case of the consummation of the Acquisition (“Requisite High Tide Approval”), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by High Tide Parties and the consummation by High Tide Parties of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate or limited liability action, as applicable, on the part of High Tide Parties and no other corporate or limited liability proceedings, on the part of High Tide Parties is necessary to authorize the execution and delivery of this Agreement or to consummate the Acquisition, the High Tide Stock Issuance, and the other transactions contemplated by this Agreement, subject only, in the case of consummation of the Acquisition, to obtain the Requisite High Tide Approval. This Agreement has been duly executed and delivered by High Tide Parties and assuming due execution and delivery by Fab CBD, constitutes the legal, valid, and binding obligation of High Tide Parties and enforceable against High Tide Parties in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, and other similar Laws affecting creditors’ rights generally and by general principles of equity.

(b) Non-Contravention. The execution, delivery, and performance of this Agreement by High Tide Parties and the consummation by High Tide Parties of the transactions contemplated by this Agreement, do not and will not: (i) contravene or conflict with, or result in any violation or breach of, High Tide Parties’ Charter Documents; (ii) assuming that all of the Consents contemplated by clauses (i) through (v) of Section 4.03 have been obtained or made, and in the case of the consummation of the Acquisition, conflict with or violate any Law applicable to High Tide Parties or any of their respective properties or assets; (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in High Tide’s or any of its Subsidiaries’ loss of any benefit or the imposition of any additional payment or other liability under, or alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, acceleration, or cancellation, or require any Consent under, any Contract to which High Tide or any of its Subsidiaries is a party or otherwise bound as of the date hereof; or (iv) result in the creation of a Lien (other than Permitted Liens) on any of the properties or assets of High Tide or any of its Subsidiaries, except, in the case of each of clauses (ii), (iii), and (iv), for any conflicts, violations, breaches, defaults, loss of benefits, additional payments or other liabilities, alterations, terminations, amendments, accelerations, cancellations, or Liens that, or where the failure to obtain any Consents, in each case, would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect.

(c) Governmental Consents. No Consent of any Governmental Entity is required to be obtained or made by High Tide Parties in connection with the execution, delivery, and performance by High Tide Parties of this Agreement or the consummation by High Tide Parties of the Acquisition, the High Tide Stock Issuance, and the other transactions contemplated hereby, except for: (i) such Consents as may be required under applicable state securities or “blue sky” Laws and the securities Laws of any foreign country or the rules and regulations of the TSVX; and (iii) such other Consents which if not obtained or made would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect.

(d) Board Approval.

(i) The respective board of directors of the High Tide Parties by resolutions duly adopted by a unanimous vote at a meeting of all directors of such High Tide Parties duly called and held and, not subsequently rescinded or modified in any way, has (A) determined that this Agreement and the transactions contemplated hereby, including the Acquisition, and the High Tide Stock Issuance, upon the terms and subject to the conditions set forth herein, are fair to, and in the best interests of, High Tide Parties and the High Tide Parties’ stockholders, and (B) approved and declared advisable this Agreement, including the execution, delivery, and performance thereof, and the consummation of the transactions contemplated by this Agreement, including the Acquisition and the High Tide Stock Issuance, upon the terms and subject to the conditions set forth herein.

Section 4.04 Canadian Public Filings; Financial Statements; Undisclosed Liabilities.

(a) Canadian Public Filings. High Tide has timely filed with or furnished to, as applicable, the Alberta Securities Commission (the “ASC”), as applicable, all material registration statements, prospectuses, reports, schedules, forms, statements, and other documents (including exhibits and all other information incorporated by reference) required to be filed or furnished by it with the ASC since January 1, 2020 (the “High Tide Public Documents”). High Tide is a reporting issuer, or the equivalent thereof, in British Columbia, Alberta and Ontario (the “Reporting Jurisdictions”), and is not currently in default of any requirement of the applicable laws of each of the Reporting Jurisdictions and other regulatory instruments of the securities authorities in such provinces, and no order ceasing, halting or suspending trading in securities of High Tide or prohibiting the distribution of such securities has been issued to and is outstanding against High Tide and no investigations or proceedings for such purposes are, to the knowledge of High Tide, pending or threatened. High Tide is in compliance in all material respects with all its disclosure obligations under applicable Laws and all documents filed by High Tide pursuant to such obligations are in compliance in all material respects with applicable laws and, other than in respect of documents that have been amended or refiled did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) Financial Statements. Each of the consolidated financial statements (including, in each case, any notes and schedules thereto) contained in or incorporated by reference into the High Tide Public Documents: (i) complied as to form in all material respects with the published rules and regulations of the ASC with respect thereto as of their respective dates; (ii) was prepared in accordance with IFRS applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the ASC for Quarterly Reports on Form 10-Q); and (iii) fairly presented in all material respects the consolidated financial position and the results of operations, changes in stockholders’ equity, and cash flows of High Tide and its consolidated Subsidiaries as of the respective dates of and for the periods referred to in such financial statements, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by IFRS and the applicable rules and regulations of the ASC (but only if the effect of such adjustments would not, individually or in the aggregate, be material).

(c) Undisclosed Liabilities. The reviewed balance sheet of High Tide dated as of March 31, 20201 contained in the High Tide Public Documents filed prior to the date hereof is hereinafter referred to as the “High Tide Balance Sheet.” Neither High Tide nor any of its Subsidiaries has any Liabilities other than Liabilities that: (i) are reflected or reserved against in the High Tide Balance Sheet (including in the notes thereto); (ii) were incurred since the date of the High Tide Balance Sheet in the ordinary course of business consistent with past practice; (iii) are incurred in connection with the transactions contemplated by this Agreement; or (iv) would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect.

(d) TSXV Compliance. High Tide is in compliance with all of the applicable listing and corporate governance rules of the TSXV, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect.

Section 4.05 Absence of Certain Changes or Events. Since the date of the High Tide Balance Sheet, except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, the business of High Tide and each of its Subsidiaries has been conducted in the ordinary course of business consistent with past practice and there has not been or occurred any High Tide Material Adverse Effect or any event, condition, change, or effect that could reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect.

Section 4.06 Taxes.

(a) Except as disclosed in Schedule 4.06 of the High Tide Disclosure Letter, all Tax Returns required by applicable Laws to be filed with any Governmental Entity by, or on behalf of, High Tide or any of its Subsidiaries have been filed when due in accordance with applicable Laws (taking into account any applicable extensions), and all such material Tax Returns are complete and correct in all material respects.

(b) High Tide and each of its Subsidiaries has paid, or has had paid on its behalf, or has collected, withheld and remitted to the appropriate Governmental Entity all Taxes due and payable by them on a timely basis, other than those Taxes being contested in good faith and in respect of which reserves have been provided in the most recently published consolidated financial statements of High Tide. High Tide and its Subsidiaries have provided adequate accruals in accordance with IFRS in the most recently published consolidated financial statements of High Tide for any Taxes of High Tide and each of its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due in any Tax Returns. Since the date of publication of the most recent consolidated financial statements of High Tide, no material liability in respect of Taxes not reflected in such financial statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business.

(c) No material deficiencies, litigation, proposed adjustments or other matters in controversy exist or have been asserted with respect to Taxes of High Tide or any of its Subsidiaries and neither High Tide nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of High Tide, threatened against High Tide or any of its Subsidiaries or any of their respective assets.

(d) There are no currently effective material elections, agreements or waivers extending the statutory period or providing for any extension of time with respect to the assessment or reassessment of any material Taxes, or of the filing of any material Tax Return or any payment of material Taxes, by High Tide or any of its Subsidiaries.

(e) High Tide and each of its Subsidiaries has made available to Fab CBD true, correct and complete copies of all Tax Returns for which applicable statutory periods of limitations have not expired.

Section 4.07 Privacy and Data Security.

(a) High Tide and each of its Subsidiaries have complied in all material respects with all applicable Laws and all internal or publicly posted policies, notices, and statements concerning the collection, use, processing, storage, transfer, and security of personal information in the conduct of High Tide’s and its Subsidiaries’ businesses, in each case except as would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect. In the past twelve (12) months, High Tide and its Subsidiaries have not: (i) to High Tide’s knowledge, experienced any actual, alleged, or suspected data breach or other security incident involving personal information in their possession or control; or (ii) been subject to or received any notice of any audit, investigation, complaint, or other Legal Action by any Governmental Entity or other Person concerning the High Tide’s or any of its Subsidiaries’ collection, use, processing, storage, transfer, or protection of personal information or actual, alleged, or suspected violation of any applicable Law concerning privacy, data security, or data breach notification, and to High Tide’s Knowledge, there are no facts or circumstances that could reasonably be expected to give rise to any such Legal Action, in each case except as would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect

Section 4.08 Compliance; Permits.

(a) High Tide and each of its Subsidiaries are and, since January 1, 2019, to High Tide’s knowledge have been in compliance with, all Laws or Orders applicable to High Tide or any of its Subsidiaries or by which High Tide or any of its Subsidiaries or any of their respective businesses or properties is bound, except for such non-compliance that would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect. Since January 1, 2019, no Governmental Entity has issued any notice or notification stating that High Tide or any of its Subsidiaries is not in compliance with any Law, except where such non-compliance would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect.

(b) Permits. High Tide and its Subsidiaries hold, to the extent necessary to operate their respective businesses as such businesses are being operated as of the date hereof, all Permits except for any Permits for which the failure to obtain or hold would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect. No suspension, cancellation, non-renewal, or adverse modifications of any Permits of High Tide or any of its Subsidiaries is pending or, to the Knowledge of High Tide, threatened, except for any such suspension or cancellation which would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect. High Tide and each of its Subsidiaries is and, since January 1, 2019, has been in compliance with the terms of all Permits, except where the failure to be in such compliance would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect.

Section 4.09 Litigation. Except as disclosed in Schedule 4.09 of the High Tide Disclosure Letter, there is no Legal Action pending, or to the Knowledge of High Tide, threatened against High Tide or any of its Subsidiaries or any of their respective properties or assets or, to the Knowledge of High Tide, any officer or director of High Tide or any of its Subsidiaries in their capacities as such other than any such Legal Action that: (a) does not involve an amount that would reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect; and (b) does not seek material injunctive or other material non-monetary relief. None of High Tide or any of its Subsidiaries or any of their respective properties or assets is subject to any Order of a Governmental Entity or arbitrator, whether temporary, preliminary, or permanent, which would reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect. To the Knowledge of High Tide, there are no OSCC inquiries or investigations, other governmental inquiries or investigations, or internal investigations pending or, to the Knowledge of High Tide, threatened, in each case regarding any accounting practices of High Tide or any of its Subsidiaries or any malfeasance by any officer or director of High Tide.

Section 4.10 Brokers’ and Finders’ Fees. Neither High Tide, nor any of its respective Affiliates has incurred, nor will it incur, directly or indirectly, any liability for investment banker, brokerage, or finders’ fees or agents’ commissions, or any similar charges in connection with this Agreement or any transaction contemplated hereby for which Fab CBD would be liable in connection with the Acquisition.

Section 4.11 Employees.

(a) High Tide and its Subsidiaries are in material compliance with all terms and conditions of employment and all applicable Laws respecting employment, including pay equity, wages, hours of work, overtime, vacation, human rights and work safety and health.

(b) All amounts due or accrued due for all salary, wages, bonuses, commissions, vacation with pay, sick days and benefits under all employee benefit, health, dental or other medical, life, disability or other insurance (whether insured or self-insured) welfare, mortgage insurance, employee loan, employee assistance, supplemental unemployment benefit, bonus, profit sharing, option, incentive, incentive compensation, deferred compensation, share purchase, share compensation, share appreciation, pension, retirement, savings, supplemental retirement, severance or termination pay, and any other material plans, programs, practices, policies, agreements or arrangements (whether written or unwritten) for the benefit of employees, former employees, directors or former directors of the High Tide or its Subsidiaries, or their respective dependents or beneficiaries, which are maintained by or binding upon a Party or its Subsidiaries or in respect of which a Party or its Subsidiaries has any actual or potential liability, other than benefit plans established pursuant to statute (each, a “High Tide Employee Plan”) and other similar accruals have been either paid or are accurately reflected in all material respects in the books and records of High Tide and its Subsidiaries.

(c) Except as disclosed in Section 4.11(c) of the High Tide Disclosure Letter, there are no material High Tide Employee Plan related claims, complaints, investigations or orders under all applicable Laws that could reasonably be expected to have a High Tide Material Adverse Effect respecting employment now pending or, to the knowledge of High Tide, threatened against High Tide and its Subsidiaries by or before any Governmental Entity as of the date of this Agreement.

(d) Except as disclosed in Section 4.11(d) of the High Tide Disclosure Letter, no employee of High Tide or any of its Subsidiaries has any agreement as to length of notice or severance payment required to terminate his or her employment other than such as results from applicable Law from the employment of an employee without an agreement as to notice or severance.

(e) Except as disclosed in Section 4.11(e) of the High Tide Disclosure Letter, neither High Tide nor any of its Subsidiaries are party to any collective bargaining agreement, contract or legally binding commitment to any trade unions or employee organization or group or to any High Tide Employee Plans, and there are no threatened or apparent union organizing activities involving employees of High Tide or any of its Subsidiaries, nor is High Tide or any of its Subsidiaries currently negotiating any collective bargaining agreements or any High Tide Employee Plans.

(f) There are no change of control payments, golden parachutes, severance payments, retention payments, Contracts or other agreements with current or former High Tide Employees providing for cash or other compensation or benefits upon the consummation of, or relating to, the Acquisition, including a change of control of High Tide or any of its Subsidiaries.

(g) There are no material outstanding assessments, penalties, fines, liens, charges, surcharges or other amounts due or owing pursuant to any workplace safety, workers compensation or insurance legislation and neither High Tide nor any Subsidiary has been reassessed in any material respect under such legislation during the past three years and, to the knowledge of High Tide, no audit of High Tide or any of its Subsidiaries is currently being performed pursuant to any applicable workplace safety, workers compensation or insurance legislation. As of the date of this Agreement, to High Tide’s knowledge, there are no claims or potential claims which may materially adversely affect High Tide and its Subsidiaries’ accident cost experience.

(h) There are no charges pending against High Tide or its Subsidiaries under applicable occupational health and safety legislation. High Tide has complied in all material respects with any orders issued under applicable occupational health and safety legislation and there are no appeals of any orders under applicable occupational health and safety legislation currently outstanding.

Section 4.12 Real Property and Personal Property Matters.

(a) Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect, High Tide and each of its Subsidiaries are in possession of and have good and marketable title to, or valid leasehold interests in or valid rights under contract to use, all real property owned, leased, or used by High Tide or any of its Subsidiaries, free and clear of all Liens other than Permitted Liens

(b) Personal Property. Except as would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect, High Tide and each of its Subsidiaries are in possession of and have good and marketable title to, or valid leasehold interests in or valid rights under contract to use, the machinery, equipment, furniture, fixtures, and other tangible personal property and assets owned, leased, or used by High Tide or any of its Subsidiaries, free and clear of all Liens other than Permitted Liens.

Section 4.13 Environmental. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect:

(a) Compliance with Environmental Laws. High Tide and its Subsidiaries are, and have been, in compliance with all Environmental Laws, which compliance includes the possession, maintenance of, compliance with, or application for, all Permits required under applicable Environmental Laws for the operation of the business of High Tide and its Subsidiaries as currently conducted.

(b) No Disposal, Release, or Discharge of Hazardous Substances. Neither High Tide nor any of its Subsidiaries has disposed of, released, or discharged any Hazardous Substances on, at, under, in, or from any real property currently or, to the Knowledge of High Tide, formerly owned, leased, or operated by it or any of its Subsidiaries or at any other location that is: (i) currently subject to any investigation, remediation, or monitoring; or (ii) reasonably likely to result in liability to High Tide or any of its Subsidiaries, in either case of (i) or (ii) under any applicable Environmental Laws.

(c) No Production or Exposure of Hazardous Substances. Neither High Tide nor any of its Subsidiaries has: (i) produced, processed, manufactured, generated, transported, treated, handled, used, or stored any Hazardous Substances, except in compliance with Environmental Laws, at any Real Estate; or (ii) exposed any employee or any third party to any Hazardous Substances under circumstances reasonably expected to give rise to any material Liability or obligation under any Environmental Law.

(d) No Legal Actions or Orders. Neither High Tide nor any of its Subsidiaries has received written notice of and there is no Legal Action pending, or to the Knowledge of High Tide, threatened against High Tide or any of its Subsidiaries, alleging any Liability or responsibility under or non-compliance with any Environmental Law or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment, or any other remediation or compliance under any Environmental Law. Neither High Tide nor any of its Subsidiaries is subject to any Order, settlement agreement, or other written agreement by or with any Governmental Entity or third party imposing any material Liability or obligation with respect to any of the foregoing.

(e) No Assumption of Environmental Law Liabilities. Neither High Tide nor any of its Subsidiaries has expressly assumed or retained any Liabilities under any applicable Environmental Laws of any other Person, including in any acquisition or divestiture of any property or business

Section 4.14 Material Contracts. Material Contracts. For purposes of this Agreement, “High Tide Material Contract” shall mean any Contract that is material to High Tide and its Subsidiaries, taken as a whole. All the High Tide Material Contracts are legal, valid, and binding on High Tide or its applicable Subsidiary, enforceable against it in accordance with its terms, and is in full force and effect; (ii) neither High Tide nor any of its Subsidiaries nor, to the Knowledge of High Tide, any third party has violated any material provision of, or failed to perform any material obligation required under the provisions of, any High Tide Material Contract; and (iii) neither High Tide nor any of its Subsidiaries nor, to the Knowledge of High Tide, any third party is in material breach, or has received written notice of breach, of any High Tide Material Contract

Section 4.15 Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a High Tide Material Adverse Effect, all insurance policies of High Tide and its Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as the High Tide reasonably has determined to be prudent, taking into account the industries in which the High Tide and its Subsidiaries operate, and as is sufficient to comply with applicable Law. Except as would not, individually or in the aggregate, reasonably be expected to have a High Tide Material Adverse Effect, neither the High Tide nor any of its Subsidiaries is in breach or default, and neither High Tide nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies. Except as would not, individually or in the aggregate, reasonably be expected to have a High Tide Material Adverse Effect and to the Knowledge of the High Tide: (i) no insurer of any such policy has been declared insolvent or placed in receivership, conservatorship, or liquidation; and (ii) no notice of cancellation or termination, other than pursuant to the expiration of a term in accordance with the terms thereof, has been received with respect to any such policy.

Section 4.16 Information Supplied. None of the information supplied or to be supplied by or on behalf of High Tide for inclusion or incorporation by reference in any information sent to Fab CBD’s shareholder will, at the date it is first mailed to Fab CBD’s stockholders or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.. Notwithstanding the foregoing, no representation or warranty is made by High Tide or Acquisition Sub with respect to statements made or incorporated by reference therein based on information that was not supplied by or on behalf of High Tide or Acquisition Sub.

Section 4.17 Anti-Corruption Matters. Since December 31, 2019, none of High Tide, any of its Subsidiaries or any director, officer or, to the Knowledge of High Tide, employee or agent of High Tide or any of its Subsidiaries has: (i) used any funds for unlawful contributions, gifts, entertainment, or other unlawful payments relating to an act by any Governmental Entity; (ii) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any other unlawful payment under any applicable Law relating to anti-corruption, bribery, or similar matters. Since January 1, 2020, neither High Tide nor any of its Subsidiaries has disclosed to any Governmental Entity that it violated or may have violated any Law relating to anti-corruption, bribery, or similar matters. To the Knowledge of High Tide, no Governmental Entity is investigating, examining, or reviewing High Tide ‘s compliance with any applicable provisions of any Law relating to anti-corruption, bribery, or similar matters.

Section 4.18 Ownership of Fab CBD Common Stock. Neither High Tide nor any of its Affiliates or Associates is the “beneficially owner” (as defined in Section 912(a)(4) of the DGCL) of any shares of Fab CBD Common Stock.

Section 4.19 Intended Tax Treatment. Neither High Tide nor any of its Subsidiaries has taken or agreed to take any action, and to the Knowledge of High Tide there exists no fact or circumstance, that is reasonably likely to prevent or impede the Acquisition from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. This Section shall in no way serve as a representation of High Tide that the transaction is tax free to the shareholder of Fab CBD.

Section 4.20 Financial Capability. High Tide has or will have prior to the Closing Date, sufficient funds to pay the aggregate Cash Consideration contemplated by this Agreement and to perform the other obligations of High Tide contemplated by this Agreement.

Section 4.21 Reserved.

Article V
Covenants

Section 5.01 Conduct of Business of Fab CBD. In the event that the Closing Date does not occur simultaneously with the signing as provided for in ARTICLE I Section 1.02, during the period from the date of this Agreement until the Closing Date, Fab CBD shall, except as expressly permitted or required by this Agreement, as required by applicable Law, or with the prior written consent of High Tide (which consent shall not be unreasonably withheld, conditioned, or delayed), to use commercially reasonable efforts to conduct its business only in the ordinary course of business consistent with past practice, and, to the extent consistent therewith, Fab CBD shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to preserve substantially intact its and its Subsidiaries’ business organization, to keep available the services of its and its Subsidiaries’ current officers and employees for at least one (1) year from the Closing Date, to preserve its and its Subsidiaries’ present relationships with its material customers, suppliers, distributors, licensors, licensees, and other Persons having material business relationships with it. Without limiting the generality of the foregoing, between the date of this Agreement and the Closing Date, except as otherwise expressly permitted or required by this Agreement, as set forth in Section 5.01 of Fab CBD Disclosure Letter, or as required by applicable Law, Fab CBD shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of High Tide (which consent shall not be unreasonably withheld, conditioned, or delayed):

(a) amend or propose to amend its Charter Documents, except as may be required by this Agreement;

(b) (i) split, combine, or reclassify any Fab CBD Securities or Fab CBD Subsidiary Securities, (ii) repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem, or otherwise acquire, any Fab CBD Securities or Fab CBD Subsidiary Securities, or (iii) other than Fab CBD dividend, declare, set aside, or pay any dividend or distribution (whether in cash, stock, property, or otherwise) in respect of, or enter into any Contract with respect to the voting of, any shares of its capital stock (other than dividends from its direct or indirect wholly-owned Subsidiaries);

(c) except as required by applicable Law or by any Fab CBD Employee Plan or Contract in effect as of the date of this Agreement (i) increase the compensation payable or that could become payable by Fab CBD or any of its Subsidiaries to directors, officers, or employees in any material respect, other than increases in compensation made to officers and employees in the ordinary course of business consistent with past practice, (ii) promote any officers or employees, except in connection with Fab CBD’s annual or quarterly compensation review cycle or as the result of the termination or resignation of any officer or employee, or (iii) establish, adopt, enter into, amend, terminate, exercise any discretion under, or take any action to accelerate rights under any Fab CBD Employee Plans or any plan, agreement, program, policy, trust, fund, or other arrangement that would be a Fab CBD Employee Plan if it were in existence as of the date of this Agreement, or make any contribution to any Fab CBD Employee Plan, other than contributions required by Law, the terms of such Fab CBD Employee Plans as in effect on the date hereof, or that are made in the ordinary course of business consistent with past practice;

(d) acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or Person or division thereof or make any loans, advances, or capital contributions to or investments in any Person in excess of $100,000 in the aggregate;

(e) (i) transfer, license, sell, lease, or otherwise dispose of (whether by way of merger, consolidation, sale of stock or assets, or otherwise) or pledge, encumber, mortgage, or otherwise subject to any Lien (other than a Permitted Lien), any assets, including the capital stock or other equity interests in any Subsidiary of Fab CBD; provided, that the foregoing shall not prohibit Fab CBD and its Subsidiaries from selling inventory in the ordinary course of business or transferring, selling, leasing, or disposing of obsolete equipment or assets being replaced, or granting non-exclusive licenses under Fab CBD IP, in each case in the ordinary course of business consistent with past practice, or (ii) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization;

(f) repurchase, prepay, or incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or options, warrants, calls, or other rights to acquire any debt securities of Fab CBD or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other Contract to maintain any financial statement condition of any other Person (other than any wholly-owned Subsidiary of it) or enter into any arrangement having the economic effect of any of the foregoing, other than in connection with the financing of ordinary course trade payables consistent with past practice;

(g) enter into or amend or modify in any material respect, or consent to the termination of (other than at its stated expiry date), any Fab CBD Material Contract or any Lease with respect to material Real Estate or any other Contract or Lease that, if in effect as of the date hereof would constitute a Fab CBD Material Contract or Lease with respect to material Real Estate hereunder;

(h) institute, settle, or compromise any Legal Action involving the payment of monetary damages by Fab CBD or any of its Subsidiaries of any amount exceeding $100,000 in the aggregate, other than (i) any Legal Action brought against High Tide arising out of a breach or alleged breach of this Agreement by High Tide and (ii) the settlement of claims, liabilities, or obligations reserved against on Fab CBD Balance Sheet; provided, that neither Fab CBD nor any of its Subsidiaries shall settle or agree to settle any Legal Action which settlement involves a conduct remedy or injunctive or similar relief or has a restrictive impact on Fab CBD’s business;

(i) settle or compromise any material Tax claim, audit, or assessment for an amount materially in excess of the amount reserved or accrued on Fab CBD Balance Sheet (or most recent consolidated balance sheet included in Fab CBD OTC Documents), (ii) make or change any material Tax election, change any annual Tax accounting period, or adopt or change any method of Tax accounting, (iii) amend any material Tax Returns or file claims for material Tax refunds, or (iv) enter into any material closing agreement, surrender in writing any right to claim a material Tax refund, offset or other reduction in Tax liability or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to Fab CBD or its Subsidiaries;

(j) enter into any material agreement, agreement in principle, letter of intent, memorandum of understanding, or similar Contract with respect to any joint venture, strategic partnership, or alliance;

(k) except in connection with actions permitted by Section 5.04 hereof, take any action to exempt any Person from, or make any acquisition of securities of Fab CBD by any Person not subject to, any state takeover statute or similar statute or regulation that applies to Fab CBD with respect to a Takeover Proposal or otherwise, including the restrictions on “business combinations” set forth in Section 912 of the DGCL, except for High Tide or any of its Subsidiaries or Affiliates, or the transactions contemplated by this Agreement;

(l) fail to maintain cash (cash equivalents) and inventory on its balance sheet of at least $500,000 and $300,000, respectively;

(m) adopt or implement any stockholder rights plan or similar arrangement; or

(n) agree or commit to do any of the foregoing.

Section 5.02 Conduct of the Business of High Tide. During the period from the date of this Agreement until the Closing Date, High Tide shall, and shall cause each of its Subsidiaries, except as expressly contemplated by this Agreement, as required by applicable Law, or with the prior written consent of Fab CBD (which consent shall not be unreasonably withheld, conditioned, or delayed), to use its reasonable best efforts to conduct its business in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, between the date of this Agreement and the Closing Date, except as otherwise expressly contemplated by this Agreement, as set forth in Section 5.02 of the High Tide Disclosure Letter, or as required by applicable Law, High Tide shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of Fab CBD (which consent shall not be unreasonably withheld, conditioned, or delayed):

(a) amend its Charter Documents in a manner that would adversely affect Fab CBD or the Shareholder relative to the other holders of High Tide Common Stock;

(b) (i) split, combine, or reclassify any High Tide Securities or High Tide Subsidiary Securities in a manner that would adversely affect Fab CBD or the Shareholder relative to the other holders of High Tide Common Stock, except that the High Tide shall be able to effect a reverse split in order to meet the requirements for listing on Nasdaq; (ii) repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem, or otherwise acquire, any High Tide Securities or High Tide Subsidiary Securities, or (iii) declare, set aside, or pay any dividend or distribution (whether in cash, stock, property, or otherwise) in respect of, or enter into any Contract with respect to the voting of, any shares of its capital stock (other than dividends from its direct or indirect wholly-owned Subsidiaries and ordinary quarterly dividends, consistent with past practice with respect to timing of declaration and payment);

(c) issue, sell, pledge, dispose of, or encumber any High Tide Securities or High Tide Subsidiary Securities, other than (i) the issuance of shares of High Tide Common Stock upon the exercise of any High Tide Equity Awards outstanding as of the date of this Agreement in accordance with its terms, (ii) the issuance of shares of High Tide Common Stock in connection with or upon the exercise of any High Tide Equity Awards granted after the date hereof in the ordinary course of business consistent with past practice, (iii) shares to be issued in connection with any financing that High Tide undertakes for fair value, and (iv) shares issued in connection with an acquisition by High Tide.

(d) acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or Person or division thereof or make any loans, advances, or capital contributions to or investments in any Person, in each case that would reasonably be expected to prevent, impede, or materially delay the consummation of the Acquisition or other transactions contemplated by this Agreement;

(e) (i) transfer, license, sell, lease, or otherwise dispose of (whether by way of merger, consolidation, sale of stock or assets, or otherwise) or pledge, encumber, mortgage, or otherwise subject to any Lien (other than a Permitted Lien), any material assets, including the capital stock or other equity interests in any Subsidiary of the High Tide; provided, that the foregoing shall not prohibit the High Tide and its Subsidiaries from selling inventory in the ordinary course of business or transferring, selling, leasing, or disposing of obsolete equipment or assets being replaced, or granting non-exclusive licenses under the High Tide IP, in each case in the ordinary course of business consistent with past practice, or (ii) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization;

(f) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization; or

(g) agree or commit to do any of the foregoing.

Section 5.03 Access to Information; Confidentiality.

(a) Access to Information. From the date of this Agreement until the earlier to occur of the Closing Date or the termination of this Agreement in accordance with the terms set forth in Article VII, each of High Tide and Fab CBD shall, and shall cause their respective Subsidiaries (if any) to, afford to the other and their respective Representatives reasonable access, at reasonable times and in a manner as shall not unreasonably interfere with the business or operations of High Tide, Fab CBD or any of their respective Subsidiaries (if any), to the officers, employees, accountants, agents, properties, offices, and other facilities and to all books, records, contracts, and other assets of High Tide, Fab CBD and their respective Subsidiaries (if any). Further, each of High Tide and Fab CBD shall, and shall cause their respective Subsidiaries (if any) to, furnish promptly to Fab CBD or High Tide such other information concerning the business and properties of High Tide, Fab CBD and their respective Subsidiaries (if any) as the other of Fab CBD or High Tide may reasonably request from time to time. None of High Tide, Fab CBD nor any of their respective Subsidiaries (if any) shall be required to provide access to or disclose information where such access or disclosure would jeopardize the protection of attorney-client privilege or contravene any Law (it being agreed that the parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention). No investigation shall affect the representations, warranties, covenants, or agreements contained herein, or limit or otherwise affect the remedies available to Fab CBD or High Tide pursuant to this Agreement.

(b) Confidentiality. High Tide and Fab CBD shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Binding Letter of Intent, dated April 4, 2021 between High Tide and Fab CBD (the “ LOI”), which shall survive the termination of this Agreement in accordance with the terms set forth therein.

Section 5.04 No Solicitation. Takeover Proposal. Neither Fab CBD, on the one hand, nor High Tide, on the other hand, shall, and each shall cause their respective Subsidiaries (if any) not to, and shall not authorize or permit its or its respective Subsidiaries’ (if any) directors, officers, employees, investment bankers, attorneys, accountants, consultants, or other agents or advisors (with respect to any Person, the foregoing Persons are referred to herein as such Person’s “Representatives”) to, directly or indirectly, solicit, initiate, or knowingly take any action to facilitate or encourage the submission of any Takeover Proposal or the making of any proposal that could reasonably be expected to lead to any Takeover Proposal, or, subject to Section 5.04 Error! Reference source not found.: (i) conduct or engage in any discussions or negotiations with, disclose any non-public information relating to Fab CBD or High Tide or any of their respective Subsidiaries (if any) to, afford access to the business, properties, assets, books, or records of Fab CBD or High Tide or any of their respective Subsidiaries (if any) to, or knowingly assist, participate in, facilitate, or encourage any effort by, any third party (or its potential sources of financing) that is seeking to make, or has made, any Takeover Proposal;

Section 5.05 Fab CBD Stockholder Approval. As a Party to this Agreement, Josh Delaney hereby approves this Agreement and his approval is all that is required under Wisconsin Business Corporation Law.

Section 5.06 Reserved.

Section 5.07 Notices of Certain Events; Stockholder Litigation; No Effect on Disclosure Letters.

(a) Notices of Certain Events. Fab CBD shall notify High Tide, and High Tide shall notify Fab CBD, promptly of: (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; (ii) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement; and (iii) any event, change, or effect between the date of this Agreement and the Closing Date which causes or is reasonably likely to cause the failure of the conditions set forth in Section 6.02(a), Section 6.02(b), or Section 6.02(c)of this Agreement (in the case of Fab CBD) or Section 6.03(a), Section 6.03(b), or Section 6.03(c) of this Agreement (in the case of High Tide and Acquisition Sub), to be satisfied.

(b) No Effect on Disclosure Letters. In no event shall: (i) the delivery of any notice by a party pursuant to this Section Section 5.07 limit or otherwise affect the respective rights, obligations, representations, warranties, covenants, or agreements of the parties or the conditions to the obligations of the parties under this Agreement; (ii) disclosure by Fab CBD be deemed to amend or supplement Fab CBD Disclosure Letter or constitute an exception to Fab CBD’s representations or warranties; or (iii) disclosure by High Tide be deemed to amend or supplement the High Tide Disclosure Letter or constitute an exception to High Tide’s representations or warranties. This Section Section 5.07 shall not constitute a covenant or agreement for purposes of Section 6.02(b) or Section 6.03(b).

Section 5.08 Employees; Benefit Plans.

(a) Comparable Salary and Benefits. During the period commencing at the Closing Date and ending on the date which is twelve months from the Closing Date (or if earlier, the date of the employee’s termination of employment with Fab CBD and its Subsidiaries), and to the extent consistent with the terms of the governing plan documents, High Tide shall cause Fab CBD and each of its Subsidiaries, as applicable, to provide the employees of Fab CBD and its Subsidiaries who remain employed immediately after the Closing Date (collectively, the “Fab CBD Continuing Employees”) with annual base salary or wage level, annual Fab CBD bonus opportunities (excluding equity-based compensation), and employee benefits (excluding any retiree health or defined benefit retirement benefits) that are, in the aggregate, no less favorable than the annual base salary or wage level, annual Fab CBD bonus opportunities (excluding equity-based compensation), and employee benefits (excluding any retiree health or defined benefit retirement benefits) provided by Fab CBD on the date of this Agreement.

(b) Crediting Service. With respect to any “employee benefit plan” as defined in Section 3(3) of ERISA maintained by High Tide or any of its Subsidiaries, excluding any retiree health plans or programs maintained by High Tide or any of its Subsidiaries, any defined benefit retirement plans or programs maintained by High Tide or any of its Subsidiaries, and any equity compensation arrangements maintained by High Tide or any of its Subsidiaries (collectively, “High Tide Benefit Plans”) in which any Fab CBD Continuing Employees will participate effective as of the Closing Date, and subject to the terms of the governing plan documents, High Tide shall, or shall cause Fab CBD to, credit all service of Fab CBD Continuing Employees with Fab CBD, as if such service were with High Tide, for purposes of eligibility to participate (but not for purposes of vesting or benefit accrual, except for vacation, if applicable) for full or partial years of service in any High Tide Benefit Plan in which such Fab CBD Continuing Employees may be eligible to participate after the Closing Date; provided, that such service shall not be credited to the extent that: (i) such crediting would result in a duplication of benefits; or (ii) such service was not credited under the corresponding Fab CBD Employee Plan.

(c) Employees Not Third-Party Beneficiaries. This Section 5.08 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.08, express or implied, shall confer upon any Fab CBD Employee, any beneficiary, or any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.08. Nothing contained herein, express or implied: (i) shall be construed to establish, amend, or modify any benefit plan, program, agreement, or arrangement; (ii) shall alter or limit the ability of Fab CBD, High Tide, or any of their respective Affiliates to amend, modify, or terminate any benefit plan, program, agreement, or arrangement at any time assumed, established, sponsored, or maintained by any of them; or (iii) shall prevent Fab CBD, High Tide, or any of their respective Affiliates from terminating the employment of any Fab CBD Continuing Employee following the Closing Date. The parties hereto acknowledge and agree that the terms set forth in this Section 5.08 shall not create any right in any Fab CBD Employee or any other Person to any continued employment with Fab CBD, High Tide, or any of their respective Subsidiaries (if any) or compensation or benefits of any nature or kind whatsoever, or otherwise alters any existing at-will employment relationship between any Fab CBD Employee and Fab CBD.

(d) Prior Written Consent. With respect to matters described in this Section 5.08, Fab CBD will not send any written notices or other written communication materials to Fab CBD Employees without the prior written consent of High Tide.

Section 5.09 Public Announcements. The initial press release with respect to this Agreement and the transactions contemplated hereby shall be a release mutually agreed to by Fab CBD and High Tide. Thereafter, each of Fab CBD, High Tide agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of Fab CBD and High Tide (which consent shall not be unreasonably withheld, conditioned, or delayed), except as may be required by applicable Law or the rules or regulations of any applicable securities exchange or other Governmental Entity to which the relevant party is subject or submits, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance. Notwithstanding the foregoing, the restrictions set forth in this Section 5.10 shall not apply to any release or announcement made or proposed to be made in connection with and related to: (a) a Fab CBD Adverse Recommendation Change; (b) a High Tide Adverse Recommendation Change; or (c) any disclosures made in compliance with Section 5.04.

Section 5.10 Anti-Takeover Statutes. If any “control share acquisition,” “fair price,” “moratorium,” or other anti-takeover Law becomes or is deemed to be applicable to High Tide, Fab CBD, the Acquisition, or any other transaction contemplated by this Agreement, then each of Fab CBD and Fab CBD Board on the one hand, and High Tide and the High Tide Board on the other hand, shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such anti-takeover Law inapplicable to the foregoing.

Section 5.11 Stock Exchange Matters. Listing of High Tide Common Stock. High Tide shall use its best efforts to cause the shares of High Tide Common Stock to be issued in connection with the Acquisition to be listed on the TSVX (or such other stock exchange as may be mutually agreed upon by Fab CBD and High Tide), subject to official notice of issuance, prior to the Closing Date.

Section 5.12 Obligations of Acquisition Sub. High Tide will take all action necessary to cause Acquisition Sub to perform their respective obligations under this Agreement and to consummate the Acquisition on the terms and conditions set forth in this Agreement.

Article VI

Conditions

Section 6.01 Conditions to Each Party’s Obligation to Effect the Acquisition. The respective obligations of each party to this Agreement to effect the Acquisition is subject to the satisfaction or waiver (where permissible pursuant to applicable Law) on or prior to the Closing Date of each of the following conditions:

(a) Listing. The shares of High Tide Common Stock issuable as Acquisition Consideration pursuant to this Agreement shall have been approved for listing on the TSVX, subject to official notice of issuance.

(b) No Injunctions, Restraints, or Illegality. No Governmental Entity having jurisdiction over any party hereto shall have enacted, issued, promulgated, enforced, or entered any Laws or Orders, whether temporary, preliminary, or permanent, that make illegal, enjoin, or otherwise prohibit consummation of the Acquisition, the High Tide Stock Issuance, or the other transactions contemplated by this Agreement.

(c) Governmental Consents. All consents, approvals and other authorizations of any Governmental Entity set forth in Section 6.01 of the Fab CBD Disclosure Letter and Section 6.01 of the High Tide Disclosure Letter and required to consummate the Acquisition, the High Tide Stock Issuance, and the other transactions contemplated by this Agreement shall have been obtained, free of any condition that would reasonably be expected to have a Fab CBD Material Adverse Effect or High Tide Material Adverse Effect.

(d) Escrow Agreement. The Escrow Agreement, substantially in the from attached hereto as Exhibit B, shall have been duly executed by Fab CBD, Shareholder, High Tide and High Tide’s Counsel (as the escrow agent thereunder).

Section 6.02 Conditions to Obligations of High Tide . The obligations of High Tide to effect the Acquisition are also subject to the satisfaction or waiver (where permissible pursuant to applicable Law) by High Tide on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Fab CBD (other than in Section 3.01(a), Section 3.02, Section 3.03(a), Section 3.03(b), Section 3.03(d), Section 3.03(e), and Section 3.05(a)) set forth in Article III of this Agreement shall be true and correct in all respects (without giving effect to any limitation indicated by the words “Fab CBD Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” or “materially”) when made, and also on and as of the Closing Date, as if made on and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Fab CBD Material Adverse Effect; (ii) the representations and warranties of Fab CBD contained in Section 3.02 shall be true and correct (other than de minimis inaccuracies) when made and on and as of the Closing Date, as if made on and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all material respects as of that date); and (iii) the representations and warranties contained in Section 3.01(a), Section 3.03(a), Section 3.03(b), Section 3.03(d), Section 3.03(e), and Section 3.05(a), shall be true and correct in all respects when made and on and as of the Closing Date, as if made on and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date).

(b) Performance of Covenants. Fab CBD shall have performed in all material respects all obligations and complied in all material respects with the agreements and covenants, in this Agreement required to be performed by or complied with by it at or prior to the Closing Date.

(c) Fab CBD Material Adverse Effect. Since the date of this Agreement, there shall not have been any Fab CBD Material Adverse Effect.

(d) Officers Certificate. High Tide will have received a certificate, signed by the chief executive officer or chief financial officer of Fab CBD, certifying as to the matters set forth in Section 6.02 Section 6.02(b), and Section 6.02(f) hereof.

(e) Key Employees. As an incentive for High Tide to consummate this Agreement, Fab CBD shall make reasonable efforts to retain Fab CBD’s certain key employees of Fab CBD identified on Schedule 6.02(f) (each, a “Key Employee”), shall have entered into binding, prior to Closing Date, two year non-compete agreement and a four year non-solicitation agreement each starting from the date of the termination of their employment. Notwithstanding the foregoing the non-compete agreement shall be limited to the geographical area of Fab CBD Business and in the sector of Fab CBD’s CBD Business.

(f)   Amended and Restated Operating Shareholder Agreement. Fab CBD, High Tide USA and the Shareholder shall have entered into the Amended and Restated Operating Agreement with High Tide, which shall govern the relationship between the parties and provide the terms and conditions for High Tide’s right to oversee the management and policies of Fab CBD (the “Amended and Restated Operating Agreement”) in substantially the Form attached as Exhibit A.

(g) Finder’s Fee. Fab CBD shall have obtained a letter from the broker referenced in Schedule 3.10, acknowledging that his finder’s fee shall be solely the responsibility of the Shareholder and that neither High Tide or Fab CBD shall have any responsibility with respect thereto.

(h) Management Services Agreement. Fab CBD will have entered into a Management Services Agreement with Snacktime Capital LLC (“Snacktime”) whereby certain employees of Snacktime will provide services to the Company as well as to other non-competing businesses of the Stockholder. The Company will reimburse Snacktime for the related actual costs. Snacktime is permitted to provide services to other entities provided that it does not interfere with the ability of such Snacktime employees to perform their services to the Company and does not interfere with or take away from the Company’s “Affiliated Market Program” which includes all current and future affiliates and will not replace the priority status of the Company with all current and future affiliates.

Section 6.03 Conditions to Obligation of Fab CBD. The obligation of Fab CBD to effect the Acquisition is also subject to the satisfaction or waiver by Fab CBD on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of High Tide and Acquisition Sub (other than in Section 4.01(a), Section 4.02(a), Section 4.03(a), Section 4.03(b)), Section 4.03(d), Section 4.05, and Section 4.10 set forth in ARTICLE IV of this Agreement) shall be true and correct in all respects (without giving effect to any limitation indicated by the words “High Tide Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” or “materially”) when made and on and as of the Closing Date, as if made on and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect; (ii) the representations and warranties of High Tide contained in Section 4.02(a) shall be true and correct (other than de minimis inaccuracies) when made and on and as of the Closing Date, as if made on and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all material respects as of that date); and (iii) the representations and warranties contained in Section 4.01(a), Section 4.03(a), Section 4.03(b), Section 4.03(d), Section 4.05, and Section 4.10 shall be true and correct in all respects when made and on and as of the Closing Date, as if made on and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date).

(b) Performance of Covenants. High Tide shall have performed in all material respects all obligations and complied in all material respects with the agreements and covenants, of this Agreement required to be performed by or complied with by them at or prior to the Closing Date.

(c) High Tide Material Adverse Effect. Since the date of this Agreement, there shall not have been any High Tide Material Adverse Effect.

(d) Share Consideration Listing. The Share Consideration shall be listed on the TSVX.

(e) Officers Certificate. Fab CBD will have received a certificate, signed by an officer of High Tide, certifying as to the matters set forth in Section 6.03(a), Section 6.03(b), and Section 6.03(c).

Section 6.04 Post-Closing Covenants of the Parties. In further consideration of the premises, representations and warranties and the covenants and agreements contained herein and other good and valuable consideration, the parties hereto hereby agree to cooperate with each other and use reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable any consents, approvals and authorizations of all third parties and governmental bodies which are necessary or advisable to consummate this Agreement and to comply with the terms and conditions of all such consents, approvals and authorizations of all such third parties and governmental bodies. Fab CBD and the Shareholder will cooperate with High Tide’s audit of the financial statements of Fab CBD.

Article VII
Termination, Amendment, and Waiver

Section 7.01 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Closing Date (whether before or after the receipt of the Requisite Fab CBD Approval or the Requisite High Tide Approval) by the mutual written consent of High Tide and Fab CBD.

Section 7.02 Termination by Either High Tide or Fab CBD. This Agreement may be terminated by either High Tide or Fab CBD at any time prior to the Closing Date (whether before or after the receipt of the Requisite Fab CBD Approval or Requisite High Tide Approval):

(a) if the Acquisition shall not have been consummated on or prior to 5:00 p.m., Eastern Time, on June 30, 2021 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.02(a) shall not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in this Agreement has been the cause of, or resulted in, the failure of the Acquisition to be consummated on or before the End Date. The Parties mutually covenant to use their reasonable best efforts to consummate the Closing by May 15, 2021; or

(b) if any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order making illegal, permanently enjoining, or otherwise permanently prohibiting the consummation of the Acquisition, the High Tide Stock Issuance, or the other transactions contemplated by this Agreement, and such Law or Order shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.02(b) shall not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in this Agreement has been the cause of, or resulted in, the issuance, promulgation, enforcement, or entry of any such Law or Order;

Section 7.03 Termination by High Tide. This Agreement may be terminated by High Tide at any time prior to the Closing Date, if there shall have been a breach or failure of any representation, warranty, covenant, or agreement on the part of Fab CBD set forth in this Agreement such that the conditions to the Closing of the Acquisition set forth in Section 6.02(a) or Section 6.02(b), as applicable, would not be satisfied and, in either such case, such breach is incapable of being cured by the End Date; provided, that High Tide shall have given Fab CBD at least thirty (30) days written notice prior to such termination stating High Tide’s intention to terminate this Agreement pursuant to this Section 7.03(a) provided further, that High Tide shall not have the right to terminate this Agreement pursuant to this Section 7.03a if High Tide is then in material breach of any representation, warranty, covenant, or obligation hereunder, which breach has not been cured.

Section 7.04 Termination by Fab CBD. This Agreement may be terminated by Fab CBD at any time prior to the Closing Date, if there shall have been a breach of any representation, warranty, covenant, or agreement on the part of High Tide set forth in this Agreement such that the conditions to the Closing of the Acquisition set forth in Section 6.03(a) or Section 6.03(b), as applicable, would not be satisfied and, in either such case, such breach is incapable of being cured by the End Date; provided, that Fab CBD shall have given High Tide at least 30 days written notice prior to such termination stating Fab CBD’s intention to terminate this Agreement pursuant to this Section 7.04(b); provided further, that Fab CBD shall not have the right to terminate this Agreement pursuant to this Section 7.04(b) if Fab CBD is then in material breach of any representation, warranty, covenant, or obligation hereunder, which breach has not been cured.

Section 7.05 Notice of Termination; Effect of Termination. The party desiring to terminate this Agreement pursuant to this Article VII (other than pursuant to Section 7.01) shall deliver written notice of such termination to each other party hereto specifying with particularity the reason for such termination, and any such termination in accordance with this Section 7.05 shall be effective immediately upon delivery of such written notice to the other party. If this Agreement is terminated pursuant to this Article VII, it will become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any stockholder, director, officer, employee, agent, or Representative of such party) to any other party hereto, except: (a) with respect to Section 5.03(b), this Section 7.05, Section 7.06, and Article VIII (and any related definitions contained in any such Sections or Article), which shall remain in full force and effect; and (b) with respect to any liabilities or damages incurred or suffered by a party, to the extent such liabilities or damages were the result of fraud or the breach by another party of any of its representations, warranties, covenants, or other agreements set forth in this Agreement.

Section 7.06 Fees and Expenses Following Termination.  All Expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such Expenses.

Section 7.07 Amendment. At any time prior to the Closing Date, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Requisite Fab CBD Approval , by written agreement signed by each of the parties hereto; provided, however, that following the receipt of the Requisite Fab CBD Approval, there shall be no amendment or supplement to the provisions of this Agreement which by Law would require further approval by the holders of Fab CBD Common Stock without such approval.

Section 7.08 Extension; Waiver. At any time prior to the Closing Date, High Tide, on the one hand, or Fab CBD, on the other hand, may: (a) extend the time for the performance of any of the obligations of the other party(ies); (b) waive any inaccuracies in the representations and warranties of the other party(ies) contained in this Agreement or in any document delivered under this Agreement; or (c) unless prohibited by applicable Law, waive compliance with any of the covenants, agreements, or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver will be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

Article VIII
Miscellaneous

Section 8.01 Definitions. For purposes of this Agreement, the following terms will have the following meanings when used herein with initial capital letters:

“Acceptable LOI” means a confidentiality and standstill agreement that contains confidentiality and standstill provisions that are no less favorable to a party hereof than those contained in the LOI.

“Acquisition Agreement” has the meaning set forth in Section 5.04(a).

“Acquisition Consideration” has the meaning set forth in Section 2.01(b).

“Acquisition” has the meaning set forth in the Recitals.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such first Person. For the purposes of this definition, “control” (including, the terms “controlling,” “controlled by,” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract, or otherwise.

“Affordable Care Act” means the Patient Protection and Affordable Care Act (PPACA), as amended by the Health Care and Education Reconciliation Act (HCERA).

“Agreement” has the meaning set forth in the Preamble.

“Antitrust Laws” has the meaning set forth in Section 3.03(c).

“Associate” has the meaning set forth in Section 912(a)(3) of the DGCL.

“Book-Entry Share” has the meaning set forth in Section 2.01(c).

“Business Day” means any day, other than Saturday, Sunday, or any day on which banking institutions located in New York, New York are authorized or required by Law or other governmental action to close.

“Cash Consideration” has the meaning set forth in Section 2.01(b).

“Certificate of Acquisition” has the meaning set forth in Section 1.03.

“Charter Documents” means: (a) with respect to a corporation, the charter, articles of incorporation, as applicable, and bylaws thereof; (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement, as applicable, thereof; (c) with respect to a partnership, the certificate of formation and the partnership agreement; and (d) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“Closing Date” has the meaning set forth in Section 1.02.

“Closing” has the meaning set forth in Section 1.02.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Section 4980B of the Code and Section 601 et. seq. of ERISA.

“Code” has the meaning set forth in the Recitals.

“Consent” has the meaning set forth in Section 3.03(c).

“Contracts” means any contracts, agreements, licenses, notes, bonds, mortgages, indentures, leases, or other binding instruments or binding commitments, whether written or oral.

“Damages” means all losses, damages, liabilities and claims, and fees, costs and expenses of any kind related thereto, provided that notwithstanding anything to the contrary contained in this Agreement, Damages shall not include lost profits, lost revenue, diminutions in value, lost anticipated savings or consequential, special, incidental, indirect or punitive damages.

“End Date” has the meaning set forth in Section 7.02(a).

“Environmental Laws” means any applicable Law, and any Order or binding agreement with any Governmental Entity: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq, the Canadian Environmental Protection Act, as amended, the Environmental Protection Act (Alberta), as amended, and its equivalents.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” has the meaning set forth in Section 2.02(a).

“Escrow Agreement” means that certain escrow agreement, substantially in the form herein as Exhibit B, by and among High Tide, Shareholder, Fab CBD and Escrow Agent, in substantially the form agreed to by the parties thereto as of the Execution Date.

“Escrow Fund” has the meaning set forth in Section 2.02(a).

“Exchange Act” has the meaning set forth in Section 3.03(c).

“Expenses” means, with respect to any Person, all reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors, and investment bankers of such Person and its Affiliates), incurred by such Person or on its behalf in connection with or related to the authorization, preparation, negotiation, execution, and performance of this Agreement and any transactions related thereto, any litigation with respect thereto, the preparation, printing, filing, and mailing of the Joint Proxy Statement and Form S-4, the filing of any required notices under the HSR Act or any non-US similar or equivalent Laws, or in connection with other regulatory approvals, and all other matters related to the Acquisition, the High Tide Stock Issuance, and the other transactions contemplated by this Agreement.

“Fab CBD Board” has the meaning set forth in the Recitals.

“Fab CBD Common Stock” has the meaning set forth in the Recitals.

“Fab CBD Continuing Employees” has the meaning set forth in Section 5.08(a).

“Fab CBD Disclosure Letter” means the disclosure letter, dated as of the date of this Agreement and delivered by Fab CBD to High Tide concurrently with the execution of this Agreement.

“Fab CBD Employee Plans” has the meaning set forth in Section 3.11(a)).

“Fab CBD Employee” has the meaning set forth in Section 3.11(a).

“Fab CBD ERISA Affiliate” means all employers, trades, or businesses (whether or not incorporated) that would be treated together with Fab CBD or any of its Affiliates as a “single employer” within the meaning of Section 414 of the Code.

“Fab CBD IP Agreement” means any licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions, and other Contracts, whether written or oral, relating to Intellectual Property and to which Fab CBD is a party, beneficiary, or otherwise bound.

“Fab CBD IP” has the meaning set forth in Section 3.07(b).

“Fab CBD Material Adverse Effect” means any event, occurrence, fact, condition, or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to: (a) the business, results of operations, financial condition (financial or otherwise), or assets of Fab CBD; or (b) the ability of Fab CBD to consummate the transactions contemplated hereby on a timely basis; provided, however, that, a Fab CBD Material Adverse Effect shall not be deemed to include events, occurrences, facts, conditions or changes arising out of, relating to, or resulting from: (i) changes generally affecting the economy, financial or securities markets, or political conditions; (ii) the execution and delivery, announcement, or pendency of the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, of Fab CBD with employees, suppliers, customers, Governmental Entities, or other third Persons (it being understood and agreed that this clause shall not apply with respect to any representation or warranty that is intended to address the consequences of the announcement or the pendency of this Agreement); (iii) any changes in applicable Law or GAAP or other applicable accounting standards, including interpretations thereof, (iv) acts of war or terrorism, or military actions, or the escalation thereof; (v) natural disasters, or weather conditions, epidemics, pandemics, or disease outbreaks (including the COVID-19 virus)/public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States), or other force majeure events; (vi) general conditions in the industry in which Fab CBD operates; (vii) any failure, in and of itself, by Fab CBD to meet any internal or published projections, forecasts, estimates, or predictions in respect of revenues, earnings, or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a Fab CBD Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso); (viii) any change, in and of itself, in the market price or trading volume of Fab CBD’s securities (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a Fab CBD Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso); or (ix) actions taken as required or specifically permitted by the Agreement or actions or omissions taken with High Tide’s consent; provided further, however, that any event, change, and effect referred to in clauses (i), (iii), (iv), (v), or (vi) immediately above shall be taken into account in determining whether a Fab CBD Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, change, or effect has a disproportionate effect on Fab CBD, compared to other participants in the industries in which Fab CBD conducts its businesses.

“Fab CBD Material Contract” has the meaning set forth in Section 3.14(a).

“Fab CBD Securities” has the meaning set forth in Section 3.02(b)(i).

“Fab CBD” has the meaning set forth in the Preamble.

“Fab CBD-Owned IP” means all Intellectual Property owned by Fab CBD.

“GAAP” has the meaning set forth in Section 3.04(b).

“Governmental Entity” has the meaning set forth in Section 3.03(c).

“Hazardous Substance” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral, or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls.

“High Tide Adverse Recommendation Change” means the High Tide Board: (a) recommending a Takeover Proposal; (b) failing to recommend against acceptance of any tender offer or exchange offer for the shares of High Tide Common Stock within ten Business Days after the commencement of such offer; or (c) resolving or agreeing to take any of the foregoing actions.

“High Tide Balance Sheet” has the meaning set forth in Section 4.04(c).

“High Tide Benefit Plans” has the meaning set forth in Section 5.08(b).

“High Tide Board” has the meaning set forth in the Recitals.

“High Tide Common Stock” has the meaning set forth in the Recitals.

“High Tide Disclosure Letter” means the disclosure letter, dated as of the date of this Agreement and delivered by High Tide and Acquisition Sub to Fab CBD concurrently with the execution of this Agreement.

“High Tide Equity Award” means a High Tide Stock Option or a High Tide Restricted Share, as the case may be.

“High Tide Material Adverse Effect” means any event, occurrence, fact, condition, or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to: (a) the business, results of operations, financial condition (financial or otherwise), or assets of High Tide and its Subsidiaries, taken as a whole; or (b) the ability of High Tide to consummate the transactions contemplated hereby on a timely basis; provided, however, that, for the purposes of clause (a), a High Tide Material Adverse Effect shall not be deemed to include events, occurrences, facts, conditions, or changes arising out of, relating to, or resulting from: (i) changes generally affecting the economy, financial or securities markets, or political conditions; (ii) the execution and delivery, announcement, or pendency of the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, of the High Tide and its Subsidiaries with employees, suppliers, customers, Governmental Entities, or other third Persons (it being understood and agreed that this clause shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution and delivery of this Agreement or the announcement or the pendency of this Agreement); (iii) any changes in applicable Law or applicable accounting standards, including interpretations thereof, (iv) any outbreak or escalation of war or any act of terrorism, (v) natural disasters, or weather conditions, epidemics, pandemics, or disease outbreaks (including the COVID-19 virus)/public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States), or other force majeure events; (vi) general conditions in the industry in which High Tide and its Subsidiaries operate; (vii) any failure, in and of itself, by High Tide to meet any internal or published projections, forecasts, estimates, or predictions in respect of revenues, earnings, or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a High Tide Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso); (viii) any change, in and of itself, in the market price or trading volume of High Tide’s securities (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a High Tide Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso); or (ix) actions taken as required or specifically permitted by the Agreement or actions or omissions taken with Fab CBD’s consent; provided further, however, that any event, change, and effect referred to in clauses (i), (iii), (iv), (v), or (vi) immediately above shall be taken into account in determining whether a High Tide Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, change, or effect has a disproportionate effect on High Tide and its Subsidiaries, taken as a whole, compared to other participants in the industries in which High Tide and its Subsidiaries conduct their businesses.

“High Tide Public Documents” has the meaning set forth in Section 4.04(a).

“High Tide Restricted Share” means any High Tide Common Stock subject to vesting, repurchase, or other lapse of restrictions granted under any High Tide Stock Plan.

“High Tide Securities” means the outstanding securities of High Tide as set forth in Schedule 4.02 to the High Tide Disclosure Letter.

“High Tide Stock Issuance” has the meaning set forth in the Recitals.

“High Tide Stock Option” means any option to purchase High Tide Common Stock granted under any High Tide Stock Plan.

“High Tide Subsidiary Securities” has the meaning set forth in Section 4.02(d).

“High Tide Voting Debt” has the meaning set forth in Section 4.02(c).

“High Tide VWAP Trading Price” means, with respect to any date, the volume weighted average price per share of High Tide Common Stock as reported on the TSVX for the 10 consecutive trading days preceding such date (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications, or similar events).

“High Tide” has the meaning set forth in the Preamble.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Intellectual Property” means any and all of the following arising pursuant to the Laws of any jurisdiction throughout the world: (a) trademarks, service marks, trade names, and similar indicia of source or origin, all registrations and applications for registration thereof, and the goodwill connected with the use of and symbolized by the foregoing; (b) copyrights and all registrations and applications for registration thereof; (c) trade secrets and know-how; (d) patents and patent applications; (e) internet domain name registrations; and (f) other intellectual property and related proprietary rights.

“Intervening Event Notice Period” has the meaning set forth in Section 5.04(e).

“Intervening Event” means with respect to High Tide or Fab CBD, as applicable, any material event, circumstance, change, effect, development, or condition occurring or arising after the date hereof that was not known to, nor reasonably foreseeable by, any member of such party’s board of directors, as of or prior to the date hereof and did not result from or arise out of the announcement or pendency of, or any actions required to be taken by such party (or to be refrained from being taken by such party) pursuant to, this Agreement; provided, however, that in no event shall the following events, circumstances, or changes in circumstances constitute an Intervening Event: (a) the receipt, existence, or terms of a Takeover Proposal or any matter relating thereto or consequence thereof or any inquiry, proposal, offer, or transaction from any third party relating to or in connection with a transaction of the nature described in the definition of “Takeover Proposal” (which, for the purposes of the Intervening Event definition, shall be read without reference to the percentage thresholds set forth in the definition thereof); (b) any change in the price, or change in trading volume, of Fab CBD Common Stock or High Tide Common Stock (provided, however, that the exception to this clause (b) shall not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an Intervening Event has occurred).

“IRS” means the United States Internal Revenue Service.

“Knowledge” means: (a) with respect to Fab CBD, the actual knowledge of each of the individuals listed in Section 8.01 of Fab CBD’s Disclosure Letter; and (b) with respect to High Tide and its Subsidiaries, the actual knowledge of each of the individuals listed in Section 8.01 of the High Tide’s Disclosure Letter; in each case, after due inquiry.

“Laws” means any federal, state, local, municipal, foreign, multi-national or other laws, common law, statutes, constitutions, ordinances, rules, regulations, codes, Orders, or legally enforceable requirements enacted, issued, adopted, promulgated, enforced, ordered, or applied by any Governmental Entity.

“Lease” means all leases, subleases, licenses, concessions, and other agreements (written or oral) under which Fab CBD holds any Leased Real Estate, including the right to all security deposits and other amounts and instruments deposited by or on behalf of Fab CBD thereunder.

“Leased Real Estate” means all leasehold or subleasehold estates and other rights to use or occupy any Real Estate held by Fab CBD.

“Legal Action” means any legal, administrative, arbitral, or other proceedings, suits, actions, investigations, examinations, claims, audits, hearings, charges, complaints, indictments, litigations, or examinations.

“Liability” means any liability, indebtedness, or obligation of any kind (whether accrued, absolute, contingent, matured, unmatured, determined, determinable, or otherwise, and whether or not required to be recorded or reflected on a balance sheet under GAAP).

“Liens” means, with respect to any property or asset, all pledges, liens, mortgages, charges, encumbrances, hypothecations, options, rights of first refusal, rights of first offer, and security interests of any kind or nature whatsoever.

“LOI” has the meaning set forth in Section 5.03(b).

“Order” has the meaning set forth in Section 3.09.

“PBGC” has the meaning set forth in Section 3.11(d).

“Permits” has the meaning set forth in Section 3.08(b).

“Permitted Liens” means: (a) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith (provided appropriate reserves required pursuant to GAAP have been made in respect thereof); (b) mechanics’, carriers’, workers’, repairers’, and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent or which are being contested by appropriate proceedings (provided appropriate reserves required pursuant to GAAP have been made in respect thereof); (c) zoning, entitlement, building, and other land use regulations imposed by Governmental Entities having jurisdiction over such Person’s owned or leased real property, which are not violated by the current use and operation of such real property; (d) covenants, conditions, restrictions, easements, and other similar non-monetary matters of record affecting title to such Person’s owned or leased real property, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses; (e) any right of way or easement related to public roads and highways, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses; and (f) Liens arising under workers’ compensation, unemployment insurance, social security, retirement, and similar legislation.

“Person” means any individual, corporation, limited or general partnership, limited liability Fab CBD, limited liability partnership, trust, association, joint venture, Governmental Entity, or other entity or group (which term will include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).

“PPP Escrow” means an escrow arrangement between Fab CBD and its Paycheck Protection Program lender, to be entered into between the Execution Date and the Closing, pursuant to which Fab CBD will, if required, escrow an amount required with by lender in compliance of its obligations pursuant to its Paycheck Protection Program Loan documentation.

“Real Estate” means all land, together with all buildings, structures, fixtures, and improvements located thereon and all easements, rights of way, and appurtenances relating thereto, owned by Fab CBD.

“Representatives” has the meaning set forth in Section 5.04(a).

“Requisite Fab CBD Approval” has the meaning set forth in Section 3.03(a).

“Requisite High Tide Approval” has the meaning set forth in Section 4.03(a).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means Securities Act of 1933, as amended.

“Security” shall have the meaning set forth in Section 2.02(a)

“SEDAR” means The System for Electronic Document Analysis and Retrieval.

“Stock Consideration” has the meaning set forth in Section 2.01(b).

“Subsidiary” of a Person means a corporation, partnership, limited liability company, or other business entity of which a majority of the shares of voting securities is at the time beneficially owned, or the management of which is otherwise controlled, directly or indirectly, through one or more intermediaries, or both, by such Person.

“Tax Returns” means any return, declaration, report, claim for refund, information return or statement, or other document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments, or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“TSXV” means The TSX Venture Exchange.

“Voting Debt” has the meaning set forth in Section 3.02(c).

Section 8.02 Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, Exhibit, Article, or Schedule, such reference shall be to a Section of, Exhibit to, Article of, or Schedule of this Agreement unless otherwise indicated. Unless the context otherwise requires, references herein: (i) to an agreement, instrument, or other document means such agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by the provisions thereof; and (ii) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” and the word “or” is not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.” A reference in this Agreement to $ or dollars is to U.S. dollars. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. The words “hereof,” “herein,” “hereby,” “hereto,” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “this Agreement” shall include Fab CBD Disclosure Letter and High Tide Disclosure Letter.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 8.03 Benefitting Parties; Survival; Indemnification.

(a) Benefitting Parties. The representations, warranties and covenants of any party benefitting from such representations, warranties and covenants (as the case may be, the “Benefitting Party”), and any Benefiting Party’s right to indemnification or other recourse with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Benefiting Party (including by any of its Representatives) or by reason of any information contained in any High Tide Public Documents or by reason of the fact that the Benefiting Party or any of its Representatives knew or should have known that any such representation or warranty is, was or might be inaccurate or by reason of the Benefiting Party’s waiver of any condition set forth in this Agreement, as the case may be.

(b) Survival. No representation, warranty, covenant or agreement of the parties contained in this Agreement contained in this Agreement or in any instrument delivered under this Agreement will survive the Closing Date, except (x) the LOI, which will survive termination of this Agreement in accordance with its terms; (y) any representation, warranty, covenant or agreement of the parties contained in this Agreement which, by its terms, contemplates performance after the Closing Date; and (z) as follows:

(i) the representations and warranties set out in ARTICLE 3 (Representations and Warranties Relating to Fab CBD) shall continue in full force and effect for a period of two (2) years after the Closing Date.

(ii) the representations and warranties set out in ARTICLE 4 (Representations and Warranties Relating to High Tide) shall continue in full force and effect for a period of two (2) years after the Closing Date; and

(iii) any claim for any breach of any of the representations and warranties contained in this Agreement or in any agreement, instrument, certificate or other document executed or delivered pursuant hereto involving fraud or fraudulent misrepresentation may be made at any time following the Closing Date, subject only to applicable limitation periods imposed by law.

The periods in Section 8.03(b) above are collectively referred to as the “Survival Period.”

(c) Indemnity by Fab CBD. During the Survival Period (or provided notice of a claim for Damages was provided prior the expiration of the Survival Period), Fab CBD shall indemnify High Tide against and to protect, save and keep harmless High Tide and its current and former directors, officers, agents and employees from and to assume liability for, payment of all any and all Damages that may be incurred or suffered by High Tide as a consequence of or in connection with any inaccuracy or breach of any representation or warranty contained in this Agreement or as a result of any claim or liabilities related to Fab CBD’s former subsidiary(each, a “Buyer Indemnification Event”). The Escrowed Shares shall be placed in escrow for a period of twenty four (24) months from the Closing Date (the “Indemnity Period”) and held pursuant to the terms of the Escrow Agreement (the “Escrowed Consideration”). In the event that there are no claims made for Damages during the first six (6) months of the Indemnity Period, 25% of the Escrowed Consideration shall be released to the Shareholder in accordance with the Escrow Agreement in four equal six months installments following the first six months anniversary of this Agreement. The Escrowed Shares shall also serve as a guarantee that the Shareholder will not resign from his Employment Agreement or violate his employment agreement. Any return of Escrowed Shares resulting from an agreed upon Indemnified Claim shall be deemed a corresponding reduction in the Acquisition Consideration.

(d) Indemnity by High Tide. During the Survival Period (or provided notice of a claim for Damages was provided prior the expiration of the Survival Period), High Tide hereby agrees to indemnify Fab CBD against and to protect, save and keep harmless Fab CBD and its current and former directors, officers, agents, employees and shareholder from and to assume liability for any Damages that may be incurred or suffered by Fab CBD as a consequence of or in connection with for any breach or for any inaccuracy or breach of any representation or warranty contained in this Agreement (each, a “Fab CBD Indemnification Event”, and together with any Buyer Indemnification Event, an “Indemnification Event”).

(e) Either Fab CBD or the High Tide, as a party which has a right to seek indemnification pursuant to this Agreement and in such capacity, as the case may be, shall be referred to as an “Indemnified Party”. Either Fab CBD Indemnifying Parties or the High Tide subject to any indemnification obligation pursuant to this Agreement and in such capacity, as the case may be, shall be referred to an “Indemnifying Party.”

(f)   Direct Claims. Any claim for Damages by an Indemnified Party against an Indemnifying Party which does not result from a Third-Party Claim (a “Direct Claim”) will be asserted by giving the Indemnifying Party (or, in the case of a Fab CBD Indemnification Event, the Shareholder Representative on behalf of and as representative of Fab CBD Indemnifying Parties) reasonably prompt, but in any event not later than thirty (30) days after Indemnified Party becomes aware of such Direct Claim, in each case by written notice of such Direct Claim to the Shareholder Representative (in the case of Buyer Indemnification Event) or to the High Tide (in the case of Fab CBD Indemnification Event) (and such party, the “Notice Party”). Such notice by Indemnified Party will describe the Direct Claim in reasonable detail, will include copies of all available material, written evidence thereof and will indicate the estimated amount, if reasonably practicable, of Damages that has been or may be sustained by Indemnified Party. The Indemnifying Party will have a period of thirty (30) days after receipt thereof within which to respond in writing to such Direct Claim. If the Indemnifying Party does not respond in writing within the thirty (30) day period, the Indemnifying Party will be deemed to have rejected such Direct Claim and Indemnified Party will be free to pursue remedies available to Indemnified Party on the terms and subject to the provisions of this Agreement.

(g) Third-Party Claims. If the High Tide or Fab CBD, as the case may be, receives notice or otherwise becomes aware of the commencement of any action, suit or proceeding, the assertion of any claim, the occurrence of any event, the existence of any fact or circumstance, or the incurrence of any Damages, for which indemnification is provided for by Section 8.03 from any third party (a “Third-Party Claim”) against which an Indemnified Party may bring a claim under this Agreement, the High Tide or Fab CBD, as the case may be, shall provide prompt written notice thereof, but in any event not later than thirty (30) days after receipt of such written notice of such Third-Party Claim. Such notice will describe the Third-Party Claim in reasonable detail, will include copies of all available material, written evidence thereof and will indicate the estimated amount, if reasonably practicable, of the Damages that has been or may be sustained by the Indemnifying Party.

(h) High Tide, or in the case of a Buyer Indemnification Claim, the Shareholder Representative, will have the right to participate in, or, by giving written notice to Indemnified Party, to assume, the defense of any Third-Party Claim at the Indemnifying Party’s own expense and by the Indemnifying Party’s own counsel, and the Indemnifying Party will cooperate in good faith in such defense. The Indemnified Party and the Indemnifying Party shall each cooperate fully (and shall each cause its Affiliates to cooperate fully) with the other in the defense of any Third-Party Claim. Without limiting the generality of the foregoing, each such Person shall furnish the other such Person (at the expense of the Indemnifying Party) with such documentary or other evidence as is then in its or any of its Affiliates’ possession as may reasonably be requested by the other Person for the purpose of defending against any such Third-Party Claim.

(i) The Indemnified Party shall use reasonable efforts to minimize and mitigate any Damages for which indemnification is sought hereunder. The Indemnified Party agrees that, for so long as it has any right of indemnification under this Section 8.03, it shall not voluntarily or by discretionary action, accelerate the timing or increase the cost of any obligation of the Indemnifying Party under this Section 8.03 (and the Indemnifying Party shall not be obligated to indemnify an Indemnified Party for any Damages to the extent arising from any such voluntary or discretionary action), except to the extent that such action is taken (i) in the ordinary course of business consistent with past practice (and not with the intent of discovering a condition that would constitute the breach of any representation or warranty, or the breach of any, covenant or other agreement, of any other party hereto) and (ii) without violating the immediately preceding clause (i), in order to enforce its rights under this Agreement.

(j) If, within ten (10) days after giving notice of a Third-Party Claim to the Indemnifying Party pursuant, the Indemnified Party receives written notice from the Indemnifying Party that they have elected to assume the defense of such Third-Party Claim as provided for in Section 8.03, the Indemnifying Party will not be liable for any legal expenses subsequently incurred by Indemnified Party in connection with the defense thereof; provided, however, that if the Indemnifying Party fails to take reasonable steps necessary to defend diligently such Third-Party Claim within ten (10) days after receiving written notice from Indemnified Party that Indemnified Party reasonably believes the Indemnifying Party has failed to take such steps or if the Indemnifying Party has not undertaken fully to indemnify Indemnified Party in respect of all Damages relating to the matter, Indemnified Party may assume its own defense and the Indemnifying Party will be liable for all reasonable costs and expenses paid or incurred in connection therewith. Without the prior written consent of Indemnified Party, which consent shall not be unreasonably withheld or delayed, the Indemnifying Party will not enter into any settlement of any Third-Party Claim which would lead to liability or create any financial or other obligation on the part of Indemnified Party for which Indemnified Party is not entitled to indemnification hereunder, or which provides for injunctive or other non-monetary relief applicable to Indemnified Party, or does not include an unconditional release of Indemnified Party. If a firm offer is made to settle a Third-Party Claim without leading to liability or the creation of a financial or other obligation on the part of Indemnified Party for which Indemnified Party is not entitled to indemnification hereunder and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party will give written notice to Indemnified Party to that effect. If Indemnified Party fails to consent to such firm offer within five (5) days after its receipt of such notice, Indemnified Party may continue to contest or defend such Third-Party Claim and, in such event, the maximum liability of the Indemnifying Party to Indemnified Party as to such Third-Party Claim will not exceed the amount of such settlement offer. High Tide will provide Fab CBD with reasonable access during normal business hours to books, records and employees (if still in their employ) of Indemnified Party necessary in connection with the Indemnifying Party’s defense of any Third-Party Claim which is the subject of a claim for indemnification by Indemnified Party hereunder.

(k) If the Indemnifying Party (or, if the Indemnifying Party is Fab CBD, the Shareholder Representative on behalf of Fab CBD Indemnifying Parties) is not notified by the Indemnified Party (or, if the Indemnified Party is Fab CBD, the Shareholder Representative on behalf of Fab CBD) within thirty (30) days after the date of the receipt by the Indemnified Party of notice of, or of the Indemnified Party otherwise becoming aware of, any particular Indemnification Event, whether pursuant to a Direct Claim or a Third-Party Claim, the Indemnifying Party shall be relieved of all liability hereunder in respect of such Indemnification Event (or the facts or circumstances giving rise thereto) solely to the extent that such Indemnifying Party is prejudiced or harmed as a consequence of such failure, and in any event the Indemnifying Party shall not be liable for any expenses incurred during the period in which the Indemnified Party (or, if the Indemnified Party is Fab CBD, the Shareholder Representative on behalf of such Fab CBD) was overdue in giving, and had not given, such notice.

(l) Any liability for indemnification under this Agreement shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement.

(m) The amount of any Losses shall be determined on a Net After-Tax Basis and will be reduced by the amount recoverable by the applicable Seller or Buyer Party or any of their respective Affiliates, including Fab CBD, as applicable, from any third party under contract with such party or under any applicable insurance policy.

(n) The rights and remedies of the Indemnified Parties under this Section 8.03 are exclusive and in lieu of any and all other rights and remedies which any in Indemnified Party may have against the other party pursuant to this Agreement or the Transaction Documents or otherwise with respect to the transactions contemplated by this Agreement or the Transaction Documents), with respect to (i) any breach of any representation or warranty by an Indemnifying Party in or pursuant to this Agreement or any certificate required to be delivered pursuant to this Agreement, or (ii) any breach by any Indemnifying Party of or failure by any Indemnifying Party to perform, any covenant or agreement contained in this Agreement or the Transaction Documents. All claims for indemnification must be asserted, if at all, in good faith and in accordance with the provisions of Section 8.03 and, to the extent applicable to such claims, within the relevant time period set forth in 8.03. In furtherance of the foregoing, effective as of the consummation of the Closing, each Indemnified Party hereby waives, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including rights of contributions, if any) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that it may have against any Indemnifying Party, as the case may be, arising under or based upon any Law (including any Law relating to environmental matters or arising under or based upon any securities Law, common Law or otherwise) based upon events occurring prior to the Closing Date. Notwithstanding the foregoing, this Section 8.03(n) shall not operate to limit the rights of the parties to (I) seek equitable remedies (including specific performance or injunctive relief) which may be specifically provided for pursuant to this Agreement, or (II) pursue claims arising from fraud on the part of any Person. Without limiting the generality of the foregoing, no party shall have any rights to set off indemnifiable Damages pursuant to this ARTICLE VIII against other obligations owed to another party hereto.

Section 8.04 Governing Law. This Agreement and all Legal Actions (whether based on contract, tort, or statute) arising out of, relating to, or in connection with this Agreement or the actions of any of the parties hereto in the negotiation, administration, performance, or enforcement hereof, shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Delaware.

Section 8.05 Submission to Jurisdiction. Each of the parties hereto irrevocably agrees that any Legal Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other party hereto or its successors or assigns shall be brought and determined exclusively in the State of Delaware, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such Legal Action, in the State of Delaware. Each of the parties hereto agrees that mailing of process or other papers in connection with any such Legal Action in the manner provided in Section 8.08 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby irrevocably submits with regard to any such Legal Action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any Legal Action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim, or otherwise, in any Legal Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder: (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 8.06; (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action, or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action, or proceeding is improper, or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 8.06 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION; (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.06.

Section 8.07 Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given upon the earlier of actual receipt or (a) when delivered by hand providing proof of delivery; (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); or (c) on the date sent by email if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient. Such communications must be sent to the respective parties at the following addresses (or to such other Persons or at such other address for a party as shall be specified in a written notice given in accordance with this Section 8.07):

If to High Tide, to:	HIGH TIDE INC.
#112, 11127 15th Street NE
Calgary, AB T3K 2M4
Attention: Raj Grover
Email: Raj@hightide.com

with a copy (which will not constitute notice to High Tide) to:	Sichenzia Ross Ference LLP
1185 Avenue of the Americas
New York, NY 10036
Attention: Arthur Marcus
Email: amarcus@srf.law

If to Fab CBD, to:	FAB NUTRITION LLC
3770 S Pennsylvania Ave
Suite 2
Saint Francis, WI 53235

with a copy (which will not constitute notice to Fab CBD) to:	AEGIS Law
100 S. Ashley Dr.
Suite 620
Tampa, FL 33602
Attention: Rochelle Friedman Walk
Email: rwalk@aegislaw.com

If to the Shareholder, to:	Josh Delaney
3770 S Pennsylvania Ave
Suite 2
Saint Francis, WI 53235

with a copy (which will not constitute notice to the Shareholder Representative) to:	AEGIS Law
100 S. Ashley Dr.
Suite 620
Tampa, FL 33602
Attention: Rochelle Friedman Walk
Email: rwalk@aegislaw.com

Section 8.08 Entire Agreement. This Agreement (including the Exhibits to this Agreement), Fab CBD Disclosure Letter, the High Tide Disclosure Letter, and the LOI constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement. In the event of any inconsistency between the statements in the body of this Agreement, the LOI, the High Tide Disclosure Letter, and Fab CBD Disclosure Letter (other than an exception expressly set forth as such in the High Tide Disclosure Letter or Fab CBD Disclosure Letter), the statements in the body of this Agreement will control.

Section 8.09 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their permitted assigns and respective successors and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

Section 8.10 Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 8.11 Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither High Tide nor Fab CBD on the other hand, may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned, or delayed. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 8.12 Remedies. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at Law, or in equity. The exercise by a party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.

Section 8.13 Specific Performance.

(a) The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at Law or in equity.

(b) Each party further agrees that: (i) no such party will oppose the granting of an injunction or specific performance as provided herein on the basis that the other party has an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity; (ii) no such party will oppose the specific performance of the terms and provisions of this Agreement; and (iii) no other party or any other Person shall be required to obtain, furnish, or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.13, and each party irrevocably waives any right it may have to require the obtaining, furnishing, or posting of any such bond or similar instrument.

Section 8.14 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, all of which will be one and the same agreement. This Agreement will become effective when each party to this Agreement will have received counterparts signed by all of the other parties.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

FAB NUTRITION LLC.

By:	“Josh Delaney”
Name:	Josh Delaney
Title:	Owner, founder

HIGH TIDE INC.

By:	“Harkirat Grover”
Name:	Harkirat Grover
Title:	Chief Executive Officer

HIGH TIDE USA, INC.

By:	“Harkirat Grover”
Name:	Harkirat Grover
Title:	Chief Executive Officer

SHAREHOLDER:

By:	“Josh Delaney”
Josh Delaney, an individual

EXHIBITS AND SCHEDULES REDACTED